Exhibit 4.35

Confirmed copy

Dated 31 October 2009

Signatories:

- For the OKIMO: Mr Yvon Nsuka-Zi-Kabwiku & Mr Willy Bafoa Lifeta

- For MotoGoldmines Limited:Dr Mark Bristow

- For Border Energy PTY Limited: Dr Mark Bristow

- For Kibali (Jersey) Limited: Dr Mark Bristow, Hendrick Snyman and Mr Guy Robert Lukama Nkurzi

- For Kibali Goldmines Sprl: Dr Mark Bristow

Unofficial translation - for information only

Reference of the Word document French version:PAR2442144v1

Reference of the PDF version:PAR2442587v1

            Dated 31 October 2009

L’OFFICE DES MINES D’OR DE KILO-MOTO	(1)

and

MOTO GOLDMINES LIMITED	(2)

BORDER ENERGY PTY LIMITED	(3)

and

KIBALI GOLDMINES SPRL	(4)

and

KIBALI (JERSEY) LIMITED	(5)

RESTATED CONTRACT OF ASSOCIATION

Relating to the constitution of a Joint Company

for the development of the Moto Gold project

which varies and replaces the Contract of

Association dated 10 March 2009

Contents

Clauses		Page

1	Definitions and interpretation	5

2	Interpretation	9

3	Transformation and Capitalisation of the Joint Company	11

4	Declarations and Warranties of the Moto Group	13

5	Contributions and undertakings of the Moto Group	16

6	Declarations and Warranties of OKIMO	17

7	Contribution and undertakings of OKIMO (including the transfer of Exploitation Permits)	18

8	Payment of the pas de porte, rent and other payments in favour of OKIMO and the DRC	21

9	Royalties	21

10	Business of the Joint Company	22

11	Budget and Business Plan	24

12	The Board of Directors	24

13	Executive Committee	29

14	General Meetings	30

15	Decisions submitted to the blocking minority and other important decisions	31

16	Financing	32

17	Use of cash flows	33

18	Accounts and accounting information	34

19	Dealings with and transfers of Shares	35

20	Deadlock provisions	39

21	Rights to information and confidentiality	40

22	Reciprocal Declaration and Warranties	41

23	Force majeure and security protocol	41

24	Anti-corruption policies	42

25	Assignability	42

26	Not a partnership	42

27	Inconsistency	43

28	Invalidity	43

29	Notices	43

30	Duration	45

31	Termination	45

32	Amendment	45

33	Further assurance	45

34	Costs	45

35	Governing law	45

36	Arbitration	46

THIS CONTRACT is dated 31 October 2009 and is made BETWEEN:

1)	OFFICE DES MINES D’OR DE KILO-MOTO, a Congolese Public Company, created by the Order-law no. 65-419 of 15 July 1966 and which articles of incorporation are instituted by law n° 73-028 of 20 July 1973, registered with the New Commercial Registry of the city of BUNIA, under number 022 and with the National Identification number AO 1094 P, with its registered office at BAMBUMINES, Ituri District, BP 219 and 220 Bunia, in transformation into a stock company with limited liability (“société par actions à responsabilité limitée ») pursuant to the decree n° 09/13 dated 24 April 2009 establishing the list of the public companies transformed into commercial companies, public entities and public services and provisionally governed by the decree n°09/11 dated 24 April 2009 setting forth transitional measures relating to the transformation of public companies, in particular its articles 2 and 3, in application of the law n°08/007 du 07 juillet 2008 dated 7 July 2008 setting forth general provisions relating to the transformation of public companies, represented by Mr Yvon NSUKA ZI KABWIKU Chairman of the Board of Directors interim and Mr. Willy BAFOA LIFETA, Chief Executive Officer and referred to hereinafter as OKIMO;

On the first part,

2)	MOTO GOLDMINES LIMITED, a British Columbia incorporated company the registered office of which is located at 1600-925, West Georgia Street, Vancouver, British Columbia V6C 3L2, represented by Dr Mark BRISTOW, referred to hereinafter as Moto Goldmines;

3)	BORDER ENERGY PTY LTD, an Australian incorporated company, the registered office of which is located at 68, Hay Street, Level 1, Subiaco WA 6008, Australia, represented by Dr Mark BRISTOW, referred to hereinafter as Border;

4)	KIBALI GOLDMINES SPRL, (formerly known as Borgakim Mining SPRL), a Congolese private limited liability company, with its registered office at Kinshasa/Gombe, 124, boulevard du 30 juin, DRC, incorporated by means of a notarial deed dated 21 June 2003 and received by Mr. Jean A. BIFUNU M’FIMI, notary in the City of Kinshasa, registered at the Kinshasa Notarial Records Office on that same date under number 143.945 Folio 1-10, Volume DXLIX, registered in the New Register of Businesses of the City of Kinshasa under number 01-118-N41193C, acting through Dr Mark BRISTOW, duly authorized, referred hereinafter as KIBALI or the Joint Company as the context requires; and

5)	KIBALI (JERSEY) LIMITED a company governed by the laws of Jersey, the registered office of which is located at La Motte Chambers, St Helier, Jersey, represented by Dr Mark BRISTOW and by Mr Hendrik SNYMAN, referred to hereinafter as JVCo.

On the second part,

PREAMBLE:

WHEREAS OKIMO previously held the mining rights acknowledged in the Exploitation Permits (as defined hereafter), for the exploration and the exploitation of gold and associated mineral substances in compliance with current mining regulations;

WHEREAS on 3 November 2006, OKIMO, Moto Goldmines and KIBALI signed a Protocol Agreement, according to which they agreed on consolidating perimeters leased to the subsidiaries of Moto Goldmines in DRC (Kibali Gold, Gorumbwa, KIBALI (formerly Borgakim), Blue Rose and a part of Rambi) in the context of a single lease contract concerning a total leased perimeter of 1,841 km2.

WHEREAS Moto Goldmines performed the 2007 Feasibility Study regarding the Moto Gold Project in December 2007 and has filed a technical report with the TSX in compliance with the Canadian Standards of Disclosure for Mineral Projects National Instrument 43-101 concerning the Moto Gold Project;

WHEREAS, in enforcing the resolutions of the minutes of 18 April 2008, OKIMO and Moto Goldmines entered into the Single Lease Contract, as well as the Revised ATF (as defined hereafter);

WHEREAS, according to the terms of reference published by the Government of the DRC for the renegotiation and/or the termination of the mining contracts, OKIMO, KIBALI and Moto Goldmines held certain work meetings from 11 to 26 September 2008, in the presence and under the moderation of the DRC Government’s experts, for the renegotiation of the contracts that bind them;

WHEREAS at the end of these meetings, OKIMO, KIBALI and Moto Goldmines took important resolutions which were articulated and enforced in an amendment to the Single Lease Contract and an amendment to the Revised ATF, both signed on 30 September 2008;

WHEREAS, in order to enforce said resolutions, the parties entered into a contract of association relating to the constitution of the Joint Company for the development of the Moto Gold Project on 10 March 2009 (the “Original Contract of Association”);

WHEREAS, further to the execution of the Original Contract of Association and in accordance with its terms, OKIMO was issued a 30% holding in the Joint Company and the Exploitation Permits were transferred to the Joint Company;

WHEREAS, Randgold and AngloGold have made an offer to purchase the shares of Moto Goldmines which was completed on 15 October 2009;

WHEREAS, further to the Share Purchase Agreement, OKIMO has agreed to transfer a holding of 20% in the Joint Company to JVCo; and

WHEREAS, in light of the reduced shareholding of OKIMO in the Moto Gold Project the parties have agreed to amend certain terms of the Original Contract of Association, which on the Effective Date, shall be amended and replaced by this Contract;

WHEREAS, in order to comply with the provisions of this Contract, the Parties have agreed to amend with effect from the Effective Date the articles of the Joint Company, as per the attachment hereto under Appendix 4.

NOW IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	In this Contract, unless the context otherwise requires, the following expressions have the following meanings:

Affiliated Company means any company or entity that directly or indirectly controls a Shareholder or is controlled by a Shareholder or any company or entity that itself controls or is controlled by a Shareholder. Control means the direct or indirect holding by a company or entity (a) of more than 50 % of the voting rights at the general meeting (or its equivalent) of such company or entity or (b) otherwise having the right to nominate the majority of the members of the board of directors or other organ of management of this society or entity;

AngloGold means AngloGold Ashanti Limited, a company incorporated under the laws of South Africa having a registered office at 76 Jeppe Street, Newtown, Johannesburg, 2001, South Africa;

Auditors means the auditors of the Joint Company;

Association Date means the date on which OKIMO acquired a participation of 30% in the Joint Company as provided for in the Original Contract of Association;

Board of Directors means the managing board of the Joint Company, in its legal form of an SPRL, and following any Transformation, it will refer to the board of directors of the Transformed Entity, composed in each case in accordance with the provisions of Clause 12 below;

Budget and Business Plan means the budget and business plan prepared and approved in accordance with Clause 11 of this Contract;

Business means to conduct Exploration, Exploitation, Development and Construction of the Moto Gold Project, including any tailings Exploitation (other than the Existing Tailings, which are governed by Clause 7.9 of this Contract); to finance any such activities, to sell any Products for Sale realised from such activities and to carry out all activities reasonably ancillary thereto and/or necessary in relation thereto and in addition to carry out any activities required to be carried out by the Joint Company, according to the Revised ATF and in accordance with the terms and conditions of this Contract;

Business Day means a day other than a Saturday, Sunday or public holiday in the DRC;

Commercial Production means the mining of Minerals extracted from the Consolidated Perimeter and their processing into Products for Sale, excluding any mining and metallurgical treatments carried out for the purposes of trials as part of the commissioning of the mine;

Consolidated Perimeter means the surface area covered by the Exploitation Permits held by the Joint Company, being 2161 carrés details of which, together with the number of squares are set out in Appendix 2;

Contract means this restated Contract of Association as amended from time to time;

Decisions submitted to the blocking minority means the decisions listed under Appendix 1 of this Contract;

Development and Construction has the meaning given to it in Article 1.13 of the Mining Code;

Director means a manager, member of the managing board of the Joint Company in current SPRL form and, following Transformation, a Director, member of the Board of Directors;

DRC means the Democratic Republic of the Congo;

Effective Date means the date of Completion defined in the Share purchase Agreement;

Executive Committee has the meaning given to it under Clause 13.1 of this Contract;

Expenditure means any and all expenditure made by, or on behalf of, the Joint Company in relation to the Moto Gold Project and the Business, the amount of which as at 28 February 2009 is detailed in Appendix 4.1.4 of the Original Contract of Association;

Exploitation has the meaning given to it in Article 1.20 of the Mining Code;

Exploitation Permits means the exploitation permits transferred to the Joint Company covering the Consolidated Perimeter a description of which is attached hereto in Appendix 2 Part A to this Contract;

Exploitation Permit Conveyance Deed means the deeds dated 27 March 2009 which conveyed the Exploitation Permits to the Joint Company;

Exploration has the meaning given to it in Article 1.44 of the Mining Code;

Existing Shareholder Loans means monies lent by the Moto Group to the Joint Company, in relation to the Business accrued, up until the Association Date, the computation of which up until 28 February 2009 is detailed in Appendix 4.1.4 of the Original Contract of Association, including, as from the date of execution of the Tripartite Agreement, the Transferred Debt assumed by the Joint Company as specified in Clause 16.3 below;

Existing Tailings means the tailings existing on the Consolidated Perimeter which are currently being exploited or retreated by OKIMO in accordance with Article 7.9 of the Original Contract of Association;

2007 Feasibility Study means the feasibility study completed by Moto Goldmines in relation to the Moto Gold Project in December 2007, as completed and submitted to the TSX;

Financial Statements has the meaning given to it under Clause 4.1.6 of this Contract;

Fiscal year means the fiscal year of the Joint Company ending on 31 December of each year;

General Meeting has the meaning given to it in Clause 14 of this Contract;

Market Rate Interest means:

(a)	at all times during which external financing (being financing from parties other than a Shareholder or an Affiliated Company to a Shareholder or Randgold or AngloGold or an Affiliated Company of one of them) is made available to the Joint Company for the Moto Gold Project, the applicable interest rates to such financing (or the weighted average rate in case of multiple interest rate applicable to the various debt instruments) which rate (or weighted average) will be certified by the Auditors; or

(b)	8% per annum during any period when no external financing is in place;

Mineral means any mineral substance or mineral-bearing deposit occurring naturally in or on or underneath the earth, in or under water, which mineral substance may have commercial value;

Mining Code means Law no. 007/2002 of 11 July 2002 relating to the Mining Code of the DRC, as amended from time to time;

Mining Registry has the meaning given to it in the Mining Code;

Mining Regulations means the decree No. 038/2003 of 26 March 2003 establishing the mining regulations, as amended from time to time;

Moto Financing Agreement means the agreement entered into by Moto Goldmines and the Joint Company with the written acknowledgment of OKIMO, in the form set out in Appendix 7A of the Original Contract of Association;

Moto Gold Project means the mining project to be developed within the Consolidated Perimeter, consisting of Exploration, Exploitation, Development and Construction works in order to jointly exploit the gold resources present inside this area;

Moto Group means Moto Goldmines, Border and Affiliated Companies of Moto Goldmines (excluding the Joint Company and any companies controlled by the latter);

OKIMO Financing Agreement means the agreement entered into by the Joint Company and OKIMO, in the form set out in Appendix 7B of the Original Contract of Association;

Original Contract of Association means the Contract of Association signed between OKIMO, Moto Goldmines, Border and KIBALI dated 10 March 2009 and attached hereto as Appendix 3;

Orgaman means Société d’Organisation, de Participation et de Management, SPRL;

Parties means the parties to this Contract from time to time and their respective successors and permitted assigns, and Party shall mean one of them;

Public Law means the laws no. 08-007/08-008/08-009 and 08/010 of 7 July 2008 as well as the application decrees no. 09/11, 09/12, 09/13, 09/14 and 09/15 dated 24 April 2009 as modified and completed form time to time;

Products for Sale has the meaning given to it in Article 1.42 of the Mining Code;

Purchase Agreement shall mean the Share Purchase Agreement which was signed simultaneously with this Contract between the Parties, Randgold and AngloGold;

Randgold means Randgold Resources Limited, a company incorporated under the laws of Jersey, with a registered office at La Motte Chambers, La Motte Street, St Helier, Jersey, JE1 1BJ, Channel Islands

Revised Articles means the new articles of association of the Joint Company in the form approved at the extraordinary general meeting referred to in clause 3.4 and as may hereafter be altered from time to time;

Revised ATF means the revised financial and technical assistance contract entered into between OKIMO and KIBALI dated 3 July 2008 and as amended on 30 September 2008 [as well as certain provisions hereto1] and as may be modified from time to time after the execution of this Contract;

Single Lease Contract means the single lease contract concerning the Consolidated Perimeter, signed on 3 July 2008, as amended by an amendment signed on 30 September 2008;

Shares means the shares issued by the Joint Company, it being understood that, following Transformation, it shall mean any stocks, participation, or other securities issued in the stock capital of the Transformed Entity;

Shareholders means the shareholders of the Joint Company, at the date hereof being OKIMO, JVCo and Border and their respective permitted successors and assignees, and Shareholder shall mean either of them;

Shareholder Loan means any loan provided to the Joint Company by a Shareholder or any Affiliated Company of a Shareholder;

Tailings Exploitation has the meaning given to it in Article 1.23 of the Mining Code;

Technical Services Provider means Kibali Services Limited;

Technical Services Agreement means the agreement between Kibali Goldmines SPRL and the Technical Services Provider for the provision by the Technical Services Provider of technical services in connection with the development of the Project which agreement is attached hereto as Appendix 4;

Termination Agreement means the agreement terminating the Single Lease Contract, which became effective on 29 May 2009;

Transferred Debt means the USD 34,860,739 of debt (including interest) as at 29 May 2009 originally due by OKIMO to Orgaman, which has been assumed by the Joint Company, as at the date the Tripartite Agreement became effective, pursuant to which OKIMO was exonerated of the debt in full and such debt was removed totally in the books of OKIMO under the terms of the Tripartite Agreement;

Transformation means the potential transformation of KIBALI into a Société par Actions a responsabilité limitée (“SARL”) as described in more detail in Clause 3 of this Contract;

Transformed Entity means the Joint Company following its transformation into a SARL;

Tripartite Agreement means the agreement entered into by OKIMO, the Joint Company, Moto Goldmines and Orgaman on 12 June 2009 providing for the assignment and the taking over of the Transferred Debt;

TSX means the Toronto Stock Exchange.

2	Interpretation

2.1	In this Contract, all reference to the masculine gender includes the feminine gender and vice versa, and all reference to the singular includes the plural and vice versa.

2.2	In calculating any period of time as provided for under this Contract and which is expressed in terms of a number of days, weeks, months or years, the date of commencement of this period shall not be counted in such calculation, but the final date of the period shall be so counted. If the last day of such period is not a Business Day, the period shall end on the following Business Day.

2.3	In this Contract, save as otherwise herein expressly provided:

2.3.1	The words “above”, “before-mentioned”, “herein” and other words of same scope refer not only to clauses, to a section or to any other section or subdivision but also to this Contract, understood as a whole.

2.3.2	The headings and titles of clauses are a matter of convenience only. They do not form a part of this Contract and cannot be used for the interpretation, definition or limitation of the scope, extent or intent of this Contract or any of its provisions.

2.3.3	Any definition of an accounting or financial nature to be given pursuant to this Contract shall be given in accordance with International Financial Reporting Standards.

2.4	The following Appendices are attached to this Contract, form part of this Contract and are incorporated into this Contract by reference:

2.4.1	Appendix 1: Decisions submitted to the blocking minority

2.4.2	Appendix 2: Exploitation Permits

2.4.3	Appendix 3: Original Contract of Association, including all its Appendices

2.4.4	Appendix 4: Technical Services Agreement

2.4.5	Appendix 5: Form of Adherence Deed

2.5	The Parties agree that with effect form the Effective Date, this Contract shall replace the Original Contract of Association such that the Original Contract of Association shall terminate and the terms and conditions of this Contract shall govern the Parties in respect of the subject matter hereof, provided however that the information in the appendices of the Original Contract of Association and the warranties and representations contained in such Original Contract shall remain in effect and shall be unaffected by the foregoing substation and termination. If the Share Purchase Agreement shall be terminated or Completion (as defined in the said agreement) has not occurred prior to the Long Stop Date (as defined therein) this Agreement shall not come into effect and the relationship of the shareholders continues to be governed by the Original Contract of Association.

3	Transformation and Capitalisation of the Joint Company

3.1	The Parties agree that the Joint Company shall be the entity which holds the Exploitation Permits and other assets relating to the Moto Gold Project and the business regarding the development of this Project shall be conducted by the Joint Company under the management of the Board of Directors and the day-to-day management of the Executive Committee, both bodies benefiting from the assistance of the Technical Services Provider.

3.2	The Parties agree to consider performing the Transformation in the event that all Parties acknowledge that this Transformation is in their common interest or that it is required by any applicable law or regulation; or in the event it is otherwise a requirement of the DRC which applies equally to all mining companies in which parastatal entities have an interest. In this event, they agree to perform all actions and undertake all steps and sign all documents in order to complete the process and implement the Transformation, in accordance with applicable laws. Without restraining the generality of the aforementioned, it is agreed that at the time of Transformation, the Shares of the Joint Company will be transformed in stocks of the Transformed Entity, at the rate of one Share for one unit of stock.

3.3	The Parties acknowledge that further to the execution of the Original Contract of Association, dated 10 March 2009:

3.3.1	a General Meeting of KIBALI was duly convened and held in order to approve:

(a)	certain revisions to the articles of association of the Joint Company;

(b)	the increase in the authorised share capital of KIBALI from 1,000 to 10,000,000 Shares;

(c)	the transfer of one Share by Mr. Mark Arnesen to Border;

(d)	the capitalisation by KIBALI of USD 10,000,000 (ten million US dollars) of Existing Shareholder Loans (which resulted in the reduction of the amount of the Existing Shareholder Loans by USD 10,000,000.00 as established in Appendix 4.1.4 of the Original Contract of Association) due to Border (which debt to Border resulted from a transfer to Border of a portion of the Existing Shareholder Loans of an amount of USD 10,000,000.00 by Moto Goldmines Australia Limited) in exchange for the issue of 6,999,000 (six million nine hundred ninety nine thousand) Shares to Border, and as directed by Border, the allocation of 3,000,000 (three million) Shares to OKIMO, (in exchange for the transfer of the Exploitation Permits to the Joint Company) all such Shares having been fully paid-up when issued. Following this issue and allocations, the authorized share capital of the Joint Company was distributed as follows:

Name	Number of Shares	Percentage of the share capital held
Border	7,000,000	70%
OKIMO	3,000,000	30% (non dilutable)

(e)	the change of name of the Joint Company to KIBALI GOLDMINES SPRL; and

(f)	the terms and conditions of the Moto Financing Agreement and the OKIMO Financing Agreement.

3.4	The Parties acknowledge that immediately prior to the Effective Date:

3.4.1	Moto Goldmines and Border shall procure that a General Meeting and a meeting of the Board of Directors of KIBALI are duly convened and held in order to approve:

(a)	the transfer of 2,000,000 Shares owned by OKIMO to JVCo. Following this transfer, the authorized share capital of the Joint Company will be distributed as follows:

Name	Number of Shares	Percentage of the share capital held
Border	7,000,000	70%
JVCo	2,000,000	20%
OKIMO	1,000,000	10%

(b)	the adoption of the Revised Articles; (Border and OKIMO shall agree the form of the revised articles in the five Business Days following the signing of this Contract, which shall reflect the provisions of this Contract) and

(c)	the appointment of three (3) further Directors of the Joint Company by Border such that the Board of Directors of the Joint Company shall comprise of eight (8) Directors, among which two (2) are appointed by OKIMO and six (6) are appointed by Border.

3.5	All references to the Joint Company contained in this Contract refer not only to the Joint Company in its current form of SPRL but also to the Transformed Entity, in case the Transformation is completed, notwithstanding any future change in the name of the Joint Company. Any reference to a stockholder also refers to a shareholder in case of the completion of the Transformation and in such event, any reference to a Share refers to a unit of stock of the Transformed Entity.

3.6	The Parties agree that the 10% participation held by OKIMO in the Joint Company is strictly non-dilutable and such participation shall in no event be lower than the 10% threshold, except in case of a voluntary sale by OKIMO, of its Shares in favor of an entity not controlled by the Government of the DRC and provided such voluntary transfer by OKIMO is in compliance with all applicable laws and regulations. OKIMO shall in no event be required to contribute to the financing of the Business, whether by means of capital contribution, Shareholders’ Loans, external financing or otherwise.

4	Declarations and Warranties of the Moto Group

4.1	On 10 March 2009, Moto Goldmines and Border declared, and warranted, jointly and severally, as at that date, to OKIMO that:

4.1.1	Issued Capital: The issued capital of KIBALI was made up of 1,000 Shares among which 999 Shares were held by Border and one Share was held by Mr. Mark Arnesen;

4.1.2	Business - KIBALI had only carried out, until the Association Date, activities in keeping with the Moto Gold Project, the Revised ATF (and its predecessor) and the sub-lease contracts previously held by the Affiliated Companies of Moto Goldmines in the DRC (Kibali Gold, Blue Rose, Gorumbwa, KIBALI, Tangold, Rambi and Amani), and activities accessory to these activities;

4.1.3	Distribution of the Shares- Border and M. Mark Arnesen held, on the Association Date, all the rights on or arising out of all Shares;

4.1.4	Expenditures of the Moto Group and Existing Shareholder Loans - On 28 February 2009, the Expenditures amounted to USD 134,477,725.00 and the Existing Shareholder Loans (interest included) amounted to USD 124,955,536.00. The detailed calculation of these Expenditures and Existing Shareholder Loans was outlined in an account statement certified by the chief financial officer of Moto Goldmines, a copy of which was attached to the Original Contract of Association as Appendix 4.1.4. That account statement faithfully reflected the amounts and computations that were included in it and, as of 28 February 2009, no other amount was owed by KIBALI to the Moto Group; Moto Goldmines confirmed that following production of the audited accounts of Moto Goldmines for the year ended 31 December 2008, Moto Goldmines would request the Auditors to provide a certified report on the amount of USD as being owed by KIBALI to the Moto Group as at 31 December 2008 as soon as reasonably practicable. If the amount was less than the amount of the Existing Shareholder Loan the Moto Group would waive the difference.

4.1.5	Business- Since its creation, KIBALI had performed and would continue to perform until the Association Date, the Business in the normal course of business and in compliance with all the applicable laws.

4.1.6	Financial Statements- Appendix 4.1.6 of the Original Contract of Association contained KIBALI’s Financial Statements as at 31 December 2008. The Financial Statements reflected faithfully and with accuracy that the operations recorded in the KIBALI’s accounting books, were true and present in a correct and complete manner the assets, the liabilities, the partners’ holdings, the net profits (losses) and the financial situation of KIBALI as at 31 December 2008. The Financial Statements were prepared according to IFRS, using the same standards as applied in a consistent manner over the last two years by Moto Goldmines, save as specifically stated in Moto Goldmines’ audited accounts.

The Parties agree that OKIMO and/or any expert mandated by the latter, at its sole expense, has had and continues to have reasonable access to KIBALI’s books and would be allowed to and continues to be allowed to perform any investigation, audit or other verification with the latter in order to verify the accuracy of the data contained in the Financial Statements.

4.1.7	Financial Situation – Between 1 January 2009 and 10 March 2009, to the best of their knowledge, no material adverse change in the financial situation of KIBALI had occurred and KIBALI had been managed since this date in the normal course of business and more specifically, it had not, since that date:

(a)	incurred debts nor taken a loan, but for in the normal course of business; and

(b)	declared or performed all distribution regarding any Share of its share capital.

4.1.8	Guarantees- KIBALI was not bound to by any contract or commitment pursuant to which it may have to guarantee payment or the performance of obligations of another person or entity except as disclosed in Appendix 4.1.8 to the Original Contract of Association.

4.1.9	Tax matters - Save as provided in the Financial Statements or as disclosed in Appendix 4.1.9 to the Original Contract of Association:

(a)	KIBALI was up to date with tax returns (save for 2008 which had not yet been finalised, but which the Joint Company nevertheless undertook to file within the prescribed deadline) and any other return or documents required by tax laws and there was no ongoing verification concerning the tax returns of KIBALI;

(b)	KIBALI was up to date with the payment of taxes, royalties, impositions or any other amount (including arrears) to which it was bound to pursuant the applicable tax laws. No competent authority imposing taxes or imposition claimed from KIBALI the payment of any additional tax.

4.1.10	Encumbrances - The assets of which KIBALI was then the owner were free and clear of any charge, lien or encumbrance.

4.1.11	Contracts- All contracts, written or oral, arrangements or commitments to which KIBALI was then a party or pursuant to which it or its asset parts were engaged in (the “Contracts” for the purposes of the present Clause):

(a)	had been entered into in the normal course of business and under market conditions; (b) were related to the conduct of Business;

(c)	KIBALI had performed all its material obligations arising out of said Contracts;

(d)	did not contain any provision requiring the consent from any contracting party(ies) to said contracts in order to allow the Parties to enter into this Contract.

4.1.12	Insurances- Appendix 4.1.12 of the Original Contract of Association contains the copies of all the insurance policies (fire, liability and all other types) held by and paid for by KIBALI (hereafter collectively designated the “Insurance Policies”) save for those which were then held on site which were to be provided in due course. Subject to what is indicated in said Appendix 4.1.12 of the Original Contract of Association, KIBALI was up to date with the payments of the premium pertaining to the Insurance Policies and had not received termination notice of said Insurance Policies.

4.1.13	Employees and work relationship- KIBALI had made all deductions required by all applicable laws, as the case may be, regarding wages and salaries and it had, either delivered these deductions to respective authorities legally formed and entitled to receive payments thereof or had made a reserve in its accounting books for said deductions.

4.1.14	Judicial Proceedings- No prosecution, claim, legal action (in arbitration proceedings or proceedings before courts), administrative proceedings, grievance or other that was on going against KIBALI and to the knowledge of Moto Goldmines, Border and/or KIBALI, there were no threats of such proceedings.

KIBALI had not been put on notice by one or the other of its creditors or another person or entity, on the basis of any contract or commitment.

4.1.15	Environmental concerns- KIBALI, since its creation, had always complied with, and would continue to comply with until the Association Date, the applicable environmental laws and had not disobeyed any judgement, injunction, advice, or notice rendered or given pursuant to said environmental laws. Without restricting the general scope of the foregoing, there was no claim, liability or loss resulting totally or partially from any environmental disturbances or of any contamination coming out of or resulting from the Business since it had been carried on by KIBALI or one or the other of Border’s Congolese subsidiaries (Kibali Gold, Blue Rose, Gorumbwa, KIBALI, Tangold, Rambi and Amani) including the activities carried out by each of these entities prior to becoming a subsidiary of KIBALI. The Parties recognised and agreed that the Joint Company would have no liability for environmental matters in respect of the period prior to the commencement of work by KIBALI or the Congolese subsidiaries referred to above on the Consolidated Perimeter.

4.2	Moto Goldmines, Border and KIBALI were carrying out or has ordered the carrying out of an appropriate investigation in order to ensure that each of the declarations and warranties described in Clause 4.1 of the Original Contract of Association or else were in the Original Contract of Association were true and accurate.

4.3	Moto Goldmines and Border hereby agree to, jointly and severally, indemnify OKIMO and its Affiliated Companies (the “Beneficiary(ies)” for the purposes of the present Clause) against all damages that any Beneficiary could encounter and against all responsibilities, losses or claims against one and/or the other Beneficiaries, resulting from: (i) the inaccuracy or falseness of any declaration or warranty at the time such declaration or warranty was given that is contained in Clause 4 or Clause 22 of this Contract; (ii) any activity carried on by KIBALI at all times, before the Association Date that is not Business.

4.4	For the avoidance of doubt, the parties agree that the declarations and warranties provided in this Clause 4.1 are not being repeated at the date hereof, but shall remain in force at the date when they have been granted and nothing in this Contract shall have as a consequence to reduce the extent or the range of the undertakings of Border and Moto Goldmines to their benefit.

4.5	In addition, KIBALI, Moto Goldmines and Border represent and warrant to OKIMO at the date of this Restated Contract of Association that the Technical Services Agreement (i) was negotiated in good faith, (ii) contains standard terms and conditions for such an agreement, (iii) which conform to terms and conditions between arms’ length parties and (iv) implements a structure which is in the best interests of KIBALI and its Shareholders.

5	Contributions and undertakings of the Moto Group

5.1	Border declares that in accordance with the provisions of the Original Contract of Association, it has capitalised on 10 March 2009, ten million US dollars (USD 10,000,000) of Expenditures accrued to date. For the sake of clarity, the sums thus capitalised did not constitute a debt to be reimbursed by the Joint Company and were excluded from the Existing Shareholder Loans, as from the date of capitalisation.

5.2	The Parties acknowledged that as at 10 March 2009, through the work which had been carried out to date, KIBALI had established a total resource base of 21.6 million ounces of which 3.9 million ounces were treated as proven and probable reserves. Over 330,000 meters of drilling had been carried out on the ore body at depths exceeding 800 meters. KIBALI had also completed the 2007 Feasibility Study. This value, which had been demonstrably created as the result of work carried out by KIBALI, will benefit Moto Goldmines and OKIMO (through their participation in the Joint Company).

5.3	Moto Goldmines agrees, for the full duration of this Contract, to finance the Joint Company’s Business to the extent not covered by internally generated cash flow, either by capital contributions, Shareholder Loans or external financing.

5.4	Moto Goldmines represents that it has now duly transferred to the Joint Company the benefit of the 2007 Feasibility Study, all geological information, and any other relevant technical data (including drilling samples and interpretation of such data) relating to Exploration carried out by the Moto Group on the Consolidated Perimeter prior to the execution of this Contract of Association.

6	Declarations and Warranties of OKIMO

6.1	On 10 March 2009, OKIMO declared and warranted to Moto Goldmines and Border, as at that date, that:

6.1.1	OKIMO was the owner of all rights, titles and interests in the Exploitation Permits. OKIMO had the right to enter into the Original Contract of Association and to assign its rights originating from the Exploitation Permits free from any encumbrances in accordance with the terms of the Original Contract of Association and the Exploitation Permit Conveyance Deeds;

6.1.2	The information set out in Appendix 3 of the Original Contract of Association was true and accurate and not susceptible of being misleading;

6.1.3	Apart from OKIMO, no other person owned rights or titles over the Exploitation Permits and no other person could require the payment of royalties or any other payment corresponding to a rent or a royalty, on all Minerals, metals and concentrates or other products originating from the perimeters covered by the Exploitation Permits, other than those listed in the Original Contract of Association and/or in the Mining Code;

6.1.4	All charges, contributions, obligations, royalties and taxes related to the Exploitation Permits had been paid in full and the Exploitation Permits were free from any taxes, fees or debts under the Laws of the DRC;

6.1.5	There were no legal proceedings, claims, legal actions (whether an arbitration or before state Courts), administrative proceedings, grievance or other currently pending against OKIMO and in relation to the Exploitation Permits, and to OKIMO’s knowledge, there were no threats of such proceedings;

6.2	OKIMO hereby agrees to indemnify Moto Goldmines, Border and their Affiliated Companies (the “Beneficiary(ies)” for the purposes of the present Clause) against all damages that any one of the Beneficiaries could have incurred, and from any liabilities, losses or claims against any one of the Beneficiaries, resulting from the inaccuracy or the falseness of any declaration or warranty at the time such declaration or warranty was given that is set forth under Clause 6 or Clause 22 of this Contract.

6.3	For the avoidance of doubt, the parties agree that the representations and warranties provided in this clause 6 are not being repeated at the date hereof, but shall remain in force on the date they have been granted and that nothing in this Contract shall have as a consequence to reduce the extent or the range of the undertakings of OKIMO to their benefit.

7	Contribution and undertakings of OKIMO (including the transfer of Exploitation Permits)

7.1	The Parties acknowledge that OKIMO was the owner of the mining rights within the Consolidated Perimeter, which represent the resources and reserves listed under Clause 5.2. hereabove and that the contribution of these rights which has been duly completed in accordance with the Original Contract of Association was a substantial contribution by OKIMO to the Moto Gold Project.

7.2	OKIMO hereby irrevocably agrees to grant and/or make available to the Joint Company, throughout the full term of the present Contract, free from any hindrance and without further formality or payment the rights specified below relating to the zones outside the Consolidated Perimeter, but only insofar that OKIMO, subject to the foregoing, has or will have the exclusive use of these zones outside the Consolidated Perimeter, and to the extent that these rights are reasonably necessary for the Joint Company to carry to completion the Moto Gold Project in as cost efficient a manner as possible: rights of way, servitudes, easements, water rights, existing air infrastructure, and all the supplementary rights that can facilitate access to or use of the Consolidated Perimeter and the facilities located thereon.

7.3	OKIMO shall provide reasonable assistance to the Joint Company in obtaining all the visas, residency and work permits and other documents required for the persons working on the Moto Gold Project, its shareholders and its contractors and also for the formalities to be done before the competent public services of the DRC, for the import of equipment and the export of samples, as well as the export of Products for Sale, without having to provide any financial assistance to achieve this end.

7.4	The Parties acknowledge that further to the execution of the Original Contract of Association OKIMO has provided reasonable assistance for the Joint Company in order to obtain the registration or the filing of the OKIMO Financing Agreement and the Moto Financing Agreement in accordance with the applicable rules regarding exchange control, especially with Articles 543 to 545 of the Mining Regulations.

7.5	OKIMO shall provide the Joint Company with reasonable assistance in negotiations with the competent authorities in relation to the construction of a new N’Zoro hydro-electrical plant and in dealing with small scale and artisanal miners without however having to provide financial assistance to achieve such ends. To this effect, OKIMO shall make available to the Joint Company land and area for no charge, for the building of the hydro-electrical plant under the terms and conditions to be agreed by mutual agreement between OKIMO and the Joint Company, both parties acting reasonably.

7.6	OKIMO represents and warrants that it transferred to the Joint Company on 29 May 2009 free from all encumbrances, but subject to the partial transformation in accordance with Clause 7.9 of the Original Contract of Association, the Exploitation Permits in accordance with Articles 182 to 186 of the Mining Code and Articles 374 to 380 of the Mining Regulations as will result in the Joint Company becoming the exclusive Title Holder (as defined in the Mining Code) to the Consolidated Perimeter. OKIMO and the Joint Company, on the date of execution of the Original Contract, entered into the Exploitation Permit Conveyance Deed further to the execution of the Original Contract of Association and the Termination Agreement.

7.7	The Joint Company shall proceed with the demarcation of the Consolidated Perimeter, in accordance with the provisions of Article 31 of the Mining Code

7.8	OKIMO has procured that the Exploitation Permits have been issued in the name of the Joint Company.

7.9	KIBALI will take all reasonable actions in a reasonable time in order to assist OKIMO with identifying one or more deposits or tailings sites outside the Consolidated Perimeter for development in accordance with Article 3.3 of the Revised ATF Agreement. Once KIBALI and OKIMO have identified deposits or tailings sites which individually is expected to permit OKIMO to maintain a level of production and profitability equivalent to that resulting from the Existing Tailings, OKIMO shall transfer its activities, operations, offices and people and the processing plant to such sites. Once this has been effected OKIMO shall no longer have any rights to retreat the Existing Tailings within the Consolidated Perimeter and KIBALI’s obligations under Clause 3.2 of the Revised ATF Agreement shall cease. OKIMO shall be entitled to use amounts available under the Revised ATF Agreement in order to cover the costs related to this transfer process.

7.10	OKIMO and KIBALI agree that amounts under the Revised ATF Agreement shall only be made available on the production by OKIMO of a written invoice or any other document justifying such expenditures for services provided on arms’ length terms which occurred in the course of the projects specified in the Revised ATF, not exceeding the total amount available as per the loan under the Revised ATF. Notwithstanding any provision to the contrary effect, OKIMO shall have the discretionary choice of the manufacturer, equipments and service providers. Upon presentation of the invoices and other documents justifying the expenditure, KIBALI shall pay all sums remaining due by using all funds available in favour of OKIMO in accordance with the Revised ATF, until such funds are depleted. Any further sums paid by KIBALI in accordance with the Revised ATF following the date hereof shall be deemed a loan under the conditions specified in the OKIMO Financing Agreement and OKIMO shall use its dividends in order to reimburse this sum, strictly complying with the provisions of this Contract and the OKIMO - Financing Agreement.

7.11	To the extent that, further to OKIMO’s express demand, KIBALI provides the support of its personnel, such services shall be invoiced to OKIMO under ordinary market conditions, provided that the Parties have agreed in advance on the details of such conditions. All further sums thus due by OKIMO shall, upon the latter’s choice, be paid against the sums available according to the Revised ATF.

7.12	The Parties acknowledge that the Durba Mill will be decommissioned and the associated buildings removed. OKIMO shall provide reasonable assistance without having to provide financial assistance to achieve this. The Parties agree to meet to determine the modalities and the timing of this operation at a convenient time for the Parties.

7.13	OKIMO acknowledges, from 10 March 2009 onwards, that all rents due in respect of the leases for the Moto Gold Project held by members of the Moto Group and/or KIBALI, including the Single Lease Contract have been regularly paid and that there were no arrears registered on that date.

7.14	OKIMO commits to provide reasonable assistance to obtain, as soon as possible, all necessary approvals, permits and consents required by the DRC (and in due course for the renewal of the Exploitation Permits) and local authorities with regards to the planning for the construction of the infrastructures of the Moto Gold Project and the commencement of Commercial Production as well as for the social development projects including the delocalisation and the relocation of the population affected by the Moto Gold Project, without having to provide any financial assistance to achieve such ends.

7.15	Each Party acknowledges and agrees that the Technical Services Provider shall have the powers, rights and obligations as may be granted by the Board of Directors from time to time, subject however to the compliance of the rights and benefits of OKIMO as provided for under this Contract. Each Party agrees to take such steps as may be reasonably required in order to give effect to the Technical Services Agreement. The Technical Services Provider is not required to have any share or other interest in KIBALI. It is agreed between the Parties hereto that the initial Technical Services Provider shall be Kibali Services Limited. Subject to any additional powers, rights and obligations which may be conferred by the Board of Directors from time to time (subject however to the compliance of the rights and benefits of OKIMO as mentioned above), the business of KIBALI shall be operated under the management of the Board of Directors with the day-to-day management being the responsibility of the Executive Committee, both with the assistance of the Technical Services Provider in accordance with the Technical Services Agreement and this Agreement.

7.16	The terms and conditions of the Technical Services Agreement have been approved by OKIMO on the basis of the representation and warranty contained in clause 4.5 and subject to approval by the Board of Directors. Any further amendment shall occur at arms’ length terms and in compliance with all rights and benefits granted to the benefit of OKIMO under the provisions of this Contract.

7.17	All expenses relating to the transfer of the Exploitation Permits and/or the registration of this transfer at the Mining Registry and the demarcation of the Consolidated Perimeter, as well as any costs and expenses for the obtaining of visas and other authorisations as per this Clause 7 shall be borne by the Joint Company

8	Payment of the pas de porte, rent and other payments in favour of OKIMO and the DRC

8.1	Pas de Porte – Each of KIBALI and OKIMO acknowledges and agrees that Moto Goldmines has fully satisfied and discharged its obligations under Clause 8.1 of the Original Contract of Association.

OKIMO confirms, as concerns the Consolidated Perimeter, that neither Moto Goldmines, Border, the Joint Company nor any other entity of the Moto Group is held to pay to any third party whomsoever any other payment at any time whatsoever, as a pas de porte.

8.2	Monthly rent – The Parties confirm lease rent on the Consolidated Perimeter was transformed, on the date of the effective transfer of the Exploitation Permits into a monthly rent of three hundred and fifty thousand US dollars (USD$350,000) to the benefit of OKIMO, payable by the Joint Company until the beginning of the Commercial Production of gold by the Moto Gold Project. The Parties agree that payment of this monthly rent will be suspended in case of an event of force majeure preventing the Joint Company to perform the Business on the Consolidated Perimeter for the time during which the event which constitutes such event of force majeure lasts, it being understood that the Joint Company will use its best efforts to minimize as much as possible the source and the consequences of the event constituting the force majeure

9	Royalties

9.1	The Joint Company shall pay royalties to the DRC, in accordance with applicable law and regulations, including without limitation, Articles 240 and 241 of the Mining Code.

9.2	Other than the royalties referred to under Clause 9.1 above, the other amounts provided for under this Contract as well as all taxes and impositions payable to the DRC in connection with this Agreement, the Parties agree that no other royalty shall be payable to the DRC by the Joint Company, a Shareholder or an Affiliated Company of a Shareholder.

10	Business of the Joint Company

10.1	Unless the Shareholders unanimously decide otherwise, the Shareholders shall procure that the only business of the Joint Company shall be the Business.

10.2	OKIMO acknowledges that Moto Goldmines has completed the 2007 Feasibility Study and a copy has been delivered to OKIMO.

10.3	The Shareholders shall co-operate with each other in the running and operation of the Joint Company in accordance with the recommendations of, and in accordance with approved work programmes and budgets as prepared by the Executive Committee (with the assistance of the Technical Services Provider).

10.4	The Shareholders agree that the Joint Company will be run in accordance with the following general principles, as varied from time to time with the written agreement of the Shareholders:

10.4.1	The Joint Company shall carry on and conduct its Business and affairs under the management of the Board of Directors with the day-to-day management being the responsibility of the Executive Committee both to be assisted by the Technical Services Provider. In any event, the Joint Company shall conduct and deal with its Activities in a regular proper and efficient manner, in full compliance with the applicable laws;

10.4.2	the Joint Company shall transact all of its Business on arm’s length terms;

10.4.3	the Joint Company shall carry on the Business in accordance with policies laid down from time to time by the Board of Directors, as recommended by the Executive Committee (with the assistance of the Technical Services Provider) and in accordance with the Budget and Business Plan;

10.4.4	the Executive Committee (with the assistance of the Technical Services Provider) shall use reasonable endeavours to ensure that the Joint Company obtains and maintains in full force and effect all permissions, approvals, consents and licences required for running the Business and to comply with DRC law;

10.4.5	the Executive Committee (with the assistance of the Technical Services Provider) will take adequate steps to ensure that the Joint Company will protect the environment and the public infrastructure used beyond normal industrial wear in accordance with the standards and practices defined internationally for the mining industry and acknowledged by the laws and regulations in force on the subject in the DRC;

10.4.6	the Joint Company shall comply with measures regarding safety, hygiene, public health, the conservation of deposits, springs and public thoroughfares as decreed by the Mines Administration in accordance with the requirements of the Mining Code and the Mining Regulations;

10.4.7	During reserves confirmation drilling work or exploitation work, if items or artifacts belonging to the national cultural estate of the DRC, either movable or immovable, are discovered, the Joint Company undertakes not to move such items and to inform, in writing without delay, the administrative authorities responsible for Culture, the Arts and Museums of the DRC, in accordance with the provisions of Articles 205 and 206 of the Mining Code; and

10.4.8	The Executive Committee (with the assistance of the Technical Services Provider) shall keep each of the Shareholders fully informed as to all the financial and business affairs of the Company.

10.5	Subject to demonstrated capability, costs, conditions and skills all being equal (reasonably determined by the Board of Directors), the Joint Company shall have recourse to local consumption, sub-contract with local companies and employ the national workforce, including employees of OKIMO, in the manner set out in the “Project Implementation Plan” section of the 2007 Feasibility Study, as amended from time to time by the Board of Directors.

10.6	As planned in the 2007 Feasibility Study, the Joint Company shall invest USD 170 million in the economic and social development of the local communities.

10.7	The Board of Directors shall authorize the Executive Committee (with the assistance of the Technical Services Provider) to consult and adopt a development plan for the benefit of the local communities affected by the Moto Gold Project.

10.8	The Parties agree to consult with the ministries and the competent public services as well as the relevant local authority in accordance with Article 212 of the Mining Code in relation to the construction and the planning of the infrastructures of the Moto Gold Project.

10.9	The Executive Committee (with the assistance of the Technical Services Provider) shall prepare for and present an environmental attenuation and rehabilitation plan, an environmental impact study and a social development plan to be reviewed by the Board of Directors in accordance with the Mining Code and Mining Regulations.

10.10	The Board of Directors shall put in place a governance policy for employees of the Moto Gold Project sufficient to provide reasonable assurances that the Business of the Joint Company complies with statutory or regulatory provisions in force in the DRC and professional practices or usages in the mining sector in the DRC.

10.11	Any resources identified within the Consolidated Perimeter and being the object of the Exploitation Permits will be for the benefit of the Joint Company and consequently there should be no adjustment to the holding of Shares or stock in the case of the Transformed Entity, of either

Party by virtue of any additional resources being located within the Consolidated Perimeter. If the Parties agree to extend the Business so as to explore for or acquire mineral deposits outside the Consolidated Perimeter, the Parties shall review the shareholding structure at that time.

11	Budget and Business Plan

11.1	Except as stipulated otherwise in this Contract, the Business shall be conducted and the Expenditure shall be incurred exclusively in compliance with the approved Budget and Business Plan.

11.2	The proposed Budget and Business Plan shall be prepared by the Executive Committee (with the assistance of the Technical Services Provider), for any period the Board of Directors may deem reasonable. Each Budget and Business Plan adopted as prepared by the Executive Committee (with the assistance of the Technical Services Provider) and following the approval of such Budget and Business Plan by Moto Goldmines shall be reviewed, regardless of the term thereof, at least once per year, at a meeting of the Board of Directors. Throughout the term of any Budget and Business Plan, and at least 3 months before the expiration thereof, the Executive Committee (with the assistance of the Technical Services Provider) shall prepare a draft Budget and Business Plan for the following period, following the approval of such Budget and Business Plan by Moto Goldmines, which shall be submitted to the Board of Directors for consideration and approval.

11.3	Within fifteen (15) Business Days of the submission to it of a draft Budget and Business Plan, the Board of Directors shall approve or modify such Budget and Business Plan.

11.4	Within fifteen (15) Business Days of approval of the Budget and Business Plan by the Board of Directors, with or without modification, the Board of Directors shall notify to the Executive Committee and each Shareholder of its decision in writing, and provide each of them with a copy of the approved Budget and Business Plan.

11.5	The prior approval of the Board of Directors is required for any significant variance in relation to an adopted Budget and Business Plan. Absent obtaining a formal decision by the Board of Directors on a revised Budget and Business Plan, then the Budget and Business Plan previously adopted (as the case may be) shall continue to apply to the extent possible.

12	The Board of Directors

12.1	The administration of the Joint Company will be provided for by a Board of Directors composed of 8 (eight) members among which two (2) members appointed by OKIMO and six (6) members appointed by Border. Whilst the Joint Company is an SPRL, within the Board of Directors the managers can only act in accordance with the provisions referred to below; no director or manager is empowered to represent alone the Joint Company, save that such persons can act in accordance with powers of attorney and authorities, in terms approved by the Board of Directors.

12.2	The Chairman of the Board of Directors will be appointed by Border from amongst the members of the Board of Directors. The Chairman shall not have a second or casting vote in any circumstance. The Deputy Chairman of the Board of Directors will be appointed by OKIMO from amongst the members of the Board of Directors. The Deputy Chairman shall not have a second or casting vote in any circumstance. In the situation where the Joint Company is subject to Transformation, the Parties agree to act in a way so that the Board of Directors’ Chairman and Deputy Chairman will abstain from all administration or management acts which have not been approved by the Board of Directors.

12.3	The Board of Directors shall select a secretary for itself from amongst its members or the Joint Company’s personnel.

12.4	The members of the Board of Directors will be appointed for a term of determined duration to be fixed by the Board of Directors, and will carry out their duties until their successors are appointed.

12.5	In the event of a vacancy due to death, resignation or other cause, the remaining members of the Board of Directors, representing the same Shareholder as the resigning member of the Board of Directors, may provisionally provide for his replacement until the next General Meeting, at which a new member will be nominated.

12.6	Each of the Shareholders shall have the right to remove, at all times and from time to time, any member of the Board of Directors appointed by it and appoint another member in his place. Any such appointment or removal shall be effected by giving notice in writing (signed by a Director or the secretary of the Shareholder lodging the notice) to the secretary of the Joint Company or at its registered office or at a meeting of the Board of Directors, and shall take effect (subject to any contrary intention expressed in the notice) when the notice is so delivered.

12.7	In the event of the removal of a member of the Board of Directors from his office by a Shareholder, the Shareholder shall be responsible for and shall indemnify the other Shareholder and the Joint Company against any claim by such member arising out of such removal (whether for unfair or wrongful dismissal or otherwise).

12.8	The Board of Directors as a whole shall, as the case may be, determine the terms and conditions on which its members so appointed shall serve, including without limitation, fees, allowances, services, premium and other benefits, it being understood that these terms and conditions should apply in the same manner to each of the members of the Board of Directors.

12.9	To the extent that all decisions mentioned by Clause 12 require the approval of Shareholders, the Shareholders undertake to vote the resolutions that will enable the enforcement of said decisions.

12.10	Duties of the Board of Directors

12.10.1	The Board of Directors determines the direction and general policy of the Joint Company’s activity and sees to its implementation. The strategy of the Joint Company is to be prepared and proposed by the Executive Committee (with the assistance of the Technical Services Provider) and following the approval of such strategy by Moto Goldmines will then be submitted to the Board of Directors for its consideration and its approval. The Board of Directors will act for and on behalf of the Joint Company either directly or through the Executive Committee (with the assistance of the Technical Services Provider), as applicable, however in any event, in accordance with the provisions of this Agreement.

12.10.2	The Board of Directors is invested with the broadest powers to engage in all deeds of administration and disposal involving the Joint Company. It has within its competence all deeds which are not expressly reserved to the General Meeting by law, this Contract or the Revised Articles: financial management, contracts relating to personnel, sales and purchases, establishment of administrative offices, agencies and branches. The Board of Directors must not encroach upon the powers given to the General Meeting by the law or by the Revised Articles. The Board of Directors can, in the interest of daily management, delegate all or part of its powers to the Executive Committee (with the assistance of the Technical Services Provider).

12.10.3	The Parties agree that the Board of Directors can, on behalf of the Joint Company, enter into agreements with the Shareholders, providing that such agreements are on arms’ length terms. The members of the Board of Directors appointed by any such Shareholder shall be counted in the quorum and shall be entitled to vote at any Board of Directors’ meeting, notwithstanding the fact that any such Shareholder is interested in that agreement.

12.11	Terms and Conditions of Board of Directors Meetings

12.11.1	Convening

(a)	The Board of Directors meets when convened by its Chairman or, in the event that he is unavailable, by the member of the Board of Directors nominated to that end by the other members.

(b)	Convening notices to the Board of Directors meetings are made by letter, fax, email or telegram and must give the notice set out below. They must contain the agenda, indicate the date, place and time of the meeting of the Board of Directors.

(c)	The reasonable costs incurred by the members in order to take part in the Board of Directors meetings will be borne or reimbursed by the Joint Company.

(d)	The convening notice shall be sent to members at the address notified by them to the Joint Company.

12.11.2	Holding of meetings

(a)	Ordinary Board of Directors meetings must be held at least twice per year;

(b)	Meetings are held at the place indicated in the invitations which must give at least five (5) Business Days’ notice provided that a Board of Directors meeting may be convened by giving not less than 48 hours’ notice if the interests of the Joint Company would be likely to be adversely affected to a material extent if the business to be transacted at such Board of Directors Meeting were not dealt with as a matter of urgency, or on less than 48 hours’ notice if all members of the Board of Directors agree; and

(c)	In so far as authorized by applicable law, a Board of Directors’ meeting can take place via phone conference or teleconference, subject to the participants being able to hear and to be heard by the other participants.

12.11.3	Proxies

Any member of the Board of Directors who is unavailable or absent may, by means of a simple letter, fax, email, telegram or any other electronic means of communication, empower one of his colleagues or any other delegate or representative acting for the same Shareholder as he does, to represent him at a Board of Directors meeting and to vote at it instead of him. The delegating party will, in this case, from the voting point of view, be deemed present. A delegate may in this way represent more than one member.

12.11.4	Quorum

The Board of Directors may deliberate and rule validly only if at least five (5) of its members are present or represented, including at least four (4) directors appointed by Border and at least one (1) director appointed by OKIMO. Should the quorum not be reached, then within two (2) Business Days of the first meeting, a new invitation shall be sent to the members with the same agenda by the person who chaired the meeting, on a date and at a time to be determined by that person. At least five (5) Business Days must separate the date on which the first meeting was held and the date proposed for the second meeting. The quorum will be deemed met at the second meeting if at least four (4) of the directors appointed by Border are present or represented.

12.11.5	Proceedings and decisions

(a)	Apart from Decisions submitted to blocking minority as listed in Appendix 1 to this Contract and which require approval from OKIMO, any resolution of the Board of Directors is made on a simple majority of its members present or represented.

(b)	If, at a Board of Directors meeting at which the quorum required to proceed validly is reached, one or more members abstain to vote, resolutions are validly passed on a majority of the other members present or represented.

(c)	In the case of an equal number of votes, the issue is to be referred to the next Board of Directors meeting.

(d)	If the same situation of an equal number of votes occurs at that second Board of Directors meeting, the issue in dispute will be referred to the General Meeting for a decision.

(e)	To the extent permitted by applicable law, a written resolution of the members of the Board of Directors shall have the same effect as a resolution of the members passed at a Board of Directors meeting, provided such written resolution is signed by all the members of the Board of Directors entitled to receive notice of the meeting of the Board of Directors and may consist of several documents in like form, all signed by all members of the Board of Directors.

(f)	A Director, acting individually, shall have no authority to take actions which, under the terms of this Contract, would be either inconsistent with any resolution of the Board of Directors or which would require prior approval of the Board of Directors.

11.6	Minutes

(a)	The resolutions of the Board of Directors are recorded by minutes signed by the members present or representing other members at the Board of Directors meeting. Such minutes are kept in a special register under the watch of the Technical Services Provider. Powers of attorney as well as opinions and votes given in writing, by fax or otherwise are appended thereto. Each Shareholder shall have reasonable access upon prior notice to these registers and may, at its expenses, duplicate in the number of copies needed. The Joint Company agrees to respond to the reasonable requests of OKIMO regarding the registers maintained by the Technical Services Provider.

(b)	Copies or extracts of such minutes to be produced before the courts or elsewhere shall be signed by the Chairman or, failing him, by one member if the Board of Directors empowered to do so.

12.12	In the event that a member of the Board of Directors is of the opinion that there is a conflict between his fiduciary duties to the Joint Company and his role as an appointed member of the Board of Directors by a Shareholder in voting on any particular matter being considered by the Board of Directors, he may require that such matter is instead determined by the Shareholders either in writing or at a General Meeting. In such circumstances that member shall not be required to vote on that particular matter and shall await the determination of the Shareholders.

13	Executive Committee

13.1	The Board of Directors shall appoint an Executive Committee of the Joint Company in accordance with this Contract. The Executive Committee shall comprise such posts as the Board of Directors shall determine and shall be composed of a maximum of five (5) members. Save for the Chairman of the Executive Committee, all members shall be full-time employees of the Joint Company and all (save for any member appointed under clause 13.3 below) shall be recruited by the Technical Services Provider. In addition, with the approval of the Board of Directors, the Chairman of the Board of Directors shall act as Chairman of the Executive Committee, but without receiving any remuneration in respect of such services.

13.2	The Executive Committee shall be accountable to the Board of Directors.

13.3	For five years from the Effective Date, OKIMO shall have the right to nominate a person to become a member of the Executive Committee, to occupy such post as the Board of Directors shall determine; this position shall carry a high level of responsibility and involvement and be visible. The Board of Directors shall approve in advance the criteria for appointment of such person and the terms of its appointment. The nomination of the person proposed by OKIMO shall include such information as the Board of Directors shall reasonably request and shall be subject to approval of the Board of Directors, which shall act reasonably and shall not refuse the application save for serious grounds to be put in writing., Should OKIMO’s proposed Executive Committee nominee not be appointed, or in the event of termination of any such person’s appointment or their departure, OKIMO shall have the right to propose another candidate for the post until such appointment should occur. Where practicable OKIMO shall provide the Board of Directors with a choice of candidates.

13.4	The appointment and, as the case may be, the removal, of the members of Executive Committee lays with the Board of Directors, under the proposal of each concerned Shareholder, given that in the case of removal, the concerned Shareholder will be free to propose a substitute.

13.5	The Board of Directors shall determine the powers, attributions, emoluments or allowances of the Executive Committee members. It may at any time revoke the decision it has made in that respect

13.6	As long as they hold Shares in the Joint Company OKIMO shall have the right to nominate (using the same processes as set out in clause 13.3) a person to fill the post of Deputy Director Responsible for Social Affairs. This person will become a full time employee of KIBALI but will not be a member of the Executive Committee.

14	General Meetings

14.1	Powers of the General Meeting

The properly constituted General Meeting represents all the Shareholders. It has the broadest powers to do or ratify all deeds involving the Joint Company.

14.2	Annual General Meeting

14.2.1	The annual General Meeting is held within three (3) months of the end of each Financial Year, at the registered office or at the place indicated in the meeting invitation in order to hear the reports presented by the Board of Directors on its management of the Joint Company, examine the Joint Company’s annual accounts, hear the Auditors’ report on management and on the annual accounts examined in order to rule on those documents and, by means of a separate vote, to give discharge to the Board of Directors members and the Auditors for their missions, to elect new Directors or new Auditors and, finally, to rule on any other issue included in its agenda.

14.3	Extraordinary General Meeting

14.3.1	The Extraordinary General Meeting may be convened at any time, every time the Joint Company’s interest so requires. It must be convened within seven (7) Business Days, at the request of any Shareholder representing at least one tenth of the authorised share capital or at the request of the Chairman of the Board of Directors or two Board of Directors members or the Auditors. Extraordinary General Meetings are held at the place indicated in the invitation.

14.4	Notices

14.4.1	Invitations to the Annual General Meeting and the Extraordinary General Meeting are made by letter, fax, email, telegram. Invitations are sent to the Shareholders at least seven (7) Business Days in advance. They must contain the agenda, indicate the date, place and time of the meeting. Any document relating to the agenda and which must be examined by the General Meeting must be attached to the invitation.

14.5	Proxies

Any Shareholder may have himself represented at the General Meeting by a special proxy. Joint owners, beneficial owners and bare owners must respectively have themselves represented by a single person.

14.6	Chairman of the General Meeting

Any General Meeting is chaired by the Chairman of the Board of Directors or, failing him, by a the Vice-president of the Board of Directors or in case of non-availability of the latter, by a member of the Board of Directors empowered to do so by the majority of the other members. The Chairman nominates the secretary.

14.7	Quorum for General Meetings

14.7.1	Subject to Clause 15 below, a quorum shall be constituted if all Shareholders are present. Subject to Clause 15 below, decisions are made on a simple majority of the votes. Each Share gives entitlement to one vote.

Should this quorum not be achieved, then within two (2) Business Days of the first meeting, a new invitation shall be sent to the Shareholders, with the same agenda, by the person who chaired the meeting, on a date and at a time to be determined by that person. At least five (5) Business Days must separate the date on which the first meeting was held and the date proposed for the second meeting. At that second meeting, the meeting will reach a quorum if one or several Shareholders who represent 50% of the Shares are present or represented.

14.7.2	To the extent permitted by applicable law, a written resolution of the Shareholders shall have the same effect as a resolution of the Shareholders passed at a General Meeting, provided such written resolution is signed by all the Shareholders entitled to receive notice of the meeting of General Meeting and may consist of several documents in like form, all signed by all Shareholders.

14.7.3	To the extent permitted by applicable law, the General Meeting may be conducted by telephone conference or teleconference provided that attendees can hear and be heard by other attendees.

15	Decisions submitted to the blocking minority and other important decisions

15.1	The Shareholders shall exercise their powers in the Joint Company to procure that the Joint Company shall not transact any business which relates to a Decision submitted to a minority blocking without approval of OKIMO. Minority blocking decisions that are under the powers of the Board of Directors can only be validly taken in case of a favourable vote of the representatives of each of OKIMO and Border on the Board of Directors.

15.2	Besides, Moto Goldmines and Border acknowledge that the following matters, even though they are not Decisions subject to the blocking minority as set out in Appendix 1, are of great importance to OKIMO and agree to consult with the latter on all decisions that are related to them and to consider the opinion expressed by OKIMO. This does not diminish nor restrain in any way the discussions and debates that could occur between the members of the Board of Directors on all issues other than those mentioned in Appendix 1 or present hereunder:

(a)	any decision that relates to the approval and/or change in the Budget or in the Business Plan;

(b)	any decision that relates to the powers, attributes, fees or compensation of the members of the Board of Directors and the Executive Committee;

(c)	any decision that relates to a contract between the Joint Company and any Shareholder (other than OKIMO) or any Affiliated Company of such Shareholder, with the exception of the Financing Agreement - Moto; (however the Financing Agreement-Moto can only be amended with the consent of OKIMO, such consent not to be unreasonably withheld).

16 Financing

16.1	Any further financing which may be required to meet the working capital requirements of the Joint Company will have to be determined by the Board of Directors and be subject to a Budget or Business Plan. The intention of the Parties is that all such financing be provided for, so far as possible, by loans made to the Joint Company by (i) JVCo or its Affiliated Companies (ii) Randgold or its Affiliated Companies or (iii) AngloGold or its Affiliated Companies. JVCo and its Affiliated Companies will be in charge of obtaining all external financing that may be required in relation with the Business.

16.2	Subject to the obligations of Moto Goldmines under Clauses 5.3 and 16.1 hereabove, neither of the Shareholders shall be obliged to make any loans or to subscribe for any share capital of the Joint Company.

16.3	Pursuant to the Tripartite Agreement, the Joint Company assumed the obligations of OKIMO arising out of the Transferred Debt and this, to the full exoneration of OKIMO, such that the Transferred Debt was erased from the books of OKIMO.

16.4	All Existing Shareholder Loans and all further amounts to be lent by (i) JVCo or its Affiliated Companies (ii) Randgold or its Affiliated Companies or (iii) AngloGold or its Affiliated Companies to the Joint Company to enable it to carry on the Business shall be subject to the terms of the Moto Financing Agreement. The terms and conditions of the Moto Financing Agreement have been approved by OKIMO. Any further amendment will be subject to the approval of OKIMO which will have to participate to mark its approval.

16.5	OKIMO shall be notified with regard to the terms and conditions of any external financing in favour of the Joint Company (i.e. all financing that is not provided by (i) JVCo or its Affiliated Companies (ii) Randgold or its Affiliated Companies or (iii) AngloGold or its Affiliated Companies Group to the Joint Company). OKIMO agrees to co-operate with JVCo and its Affiliated Companies and the Joint Company in order to facilitate the obtaining of such financing, in particular by signing any document and by giving any assurances that may be reasonably required to contract such financing. OKIMO shall take into consideration all reasonable requests presented by JVCo and its Affiliated Companies or the Joint Company related to putting a lien on its Shares, given that OKIMO will be in no case obliged to put a lien on or pledge them and that OKIMO will have complete discretion regarding the decision of whether or not to provide a pledge.

16.6	In case any Shareholder agrees to put a lien on its Shares or pledge them, this lien or pledge can only be made if the creditor agrees expressly in writing that its rights arising out of its surety (and more especially the taking back of its Shares) will be subject to the entering by said creditor into an adherence deed in the form set out in Appendix 5. The Shareholder will ensure that a provision to that effect will be included in the contracts entered into with the creditor.

16.7	OKIMO confirms that all amounts owing to the Joint Company by OKIMO as at the Effective Date, either pursuant to the terms of the OKIMO Financing Agreement or the Revised ATF Agreement, have been reimbursed by OKIMO, from the sale price payable in accordance with the Purchase Agreement.

16.8	Furthermore, any sums to be advanced by KIBALI or the MOTO Group to OKIMO, further to the date of this Contract, including all sums to be financed further to the Revised ATF, shall be subject to the OKIMO Financing Agreement (including the provisions regarding the applicable interest rate) and shall be reimbursed by OKIMO in accordance with Clause 17.1.4.

16.9	OKIMO acknowledges that the exceptional five million US dollars payment (USD 5,000,000) in cash that had to be paid in accordance with paragraph 10 of the Protocol Agreement on the Moto Gold Project of the North Concession of Kilo-Moto agreed between OKIMO, Moto Goldmines and the Joint Company in November 2006 has been fully paid.

17	Use of cash flows

17.1	Subject to the discretion of the Board of Directors consistent with applicable legal requirements, cash available to the Joint Company will be used as follows:

17.1.1	Priority shall be given to payment of the financial obligations related to the Business, i.e. required debt service payments due to third parties and payments to OKIMO in accordance with Clause 8.2 ;

17.1.2	Available cash may also be reserved and thereafter utilised for anticipated operating costs over a reasonable period of time, for taxes and other governmental assessments, for repair and replacement of existing equipment and facilities, for contingencies, for modifications, improvements, and expansions of equipment and facilities, and for the purchase and/or construction of new equipment and/or facilities for the expansion of the existing Business and the initiating of new Business all as determined in the Budget and Business Plan. In determining the amounts allotted to elements referred to by this Clause 17.1.2, the Board of Directors will act in a reasonable way and seek to preserve the Joint Company’s ability to pay dividends to the Shareholders;

17.1.3	Cash available after payments of the items set out in Clause 17.1.2 shall be utilized to repay the Shareholder Loans;

17.1.4	The balance of cash remaining after application of Clauses 17.1.1 to 17.1.3 above may be utilised for the payment of dividends to the Shareholders as determined by the Board of Directors. The dividends to be paid to OKIMO from the profits generated by the Business will be used first to repay the amounts owed by OKIMO to the Joint Company including in respect of any amounts owed under the Revised ATF. The Joint Company shall be entitled to deduct the amounts necessary for the repayments provided for under this clause.

18	Accounts and accounting information

18.1	The accounting records and financial statements of the Joint Company shall be drawn up by the Technical Services Provider in accordance with the provisions of the DRC accounting legislation and practice and in accordance with the Technical Services Agreement in accordance with the accounting standards used by Randgold and AngloGold to the extent that these principles comply with the international norms for financial information. Such records shall also take into account and respect the accounting rules, procedures and standards usually adhered to by the international mining industry and as impact upon Randgold and AngloGold from time to time.

18.2	The Joint Company’s accounting records and financial statements shall be drawn up in US Dollars to meet the needs and requirements of International Financial Institutions.

18.3	Independent auditors selected by the Board of Directors shall perform an annual audit of the Joint Company’s accounts in the manner and in accordance with international accounting standards. Each year, within three (3) months of receiving the auditors’ report, the Joint Company shall send the report, together with its comments and observations, to the Technical Services Provider and the Shareholders.

18.4	Moto Goldmines, Randgold, AngloGold or their respective Affiliated Companies shall be able to fully consolidate the Joint Company into its accounts on a continuing basis for so long as Moto Goldmines, Randgold, AngloGold or their respective Affiliated Companies beneficially holds not less than a majority of the Shares. Should the auditors of Moto Goldmines, Randgold, AngloGold or their respective Affiliated Companies require any measures to be implemented in the governance of the Joint Company necessary to achieve such full consolidation then the Shareholders shall obtain that, subject to each Shareholder first having been given a reasonable opportunity to consider and respond to such requirements and, provided such measures are (in the opinion of the auditors of Moto Goldmines, Randgold, AngloGold or their respective Affiliated Companies) the minimum measures required to allow full consolidation, they will be put in place. It is nevertheless understood that the above mentioned provisions will not enable Moto Goldmines, Randgold, AngloGold and their respective Affiliated Companies or the Joint Company or Border to take any decision that may be damaging to OKIMO, whether it be on a financial ground or otherwise.

18.5	the Joint Company shall provide to the Technical Services Provider and each of the Shareholders:

18.5.1	by not later than the tenth (10th) Business Day following the end of the month to which they relate, monthly management accounts for the Joint Company containing such information as the Board of Directors shall agree from time to time;

18.5.2	draft annual accounts for the Joint Company approved in their substance by the Auditors, within one (1) month from the end of the period to which they relate; and

18.5.3	annual audited accounts for the Joint Company, within three (3) months from the end of the period to which they relate.

19	Dealings with and transfers of Shares

19.1	General Principles

19.1.1	Any assignment or any transfer of the Shares may only occur in accordance with the provisions in this Contract, except if the Shareholders accept unanimously that it be departed from.

19.1.2	All transfers of Shares shall be made via a declaration of transfer, registered in the Shareholders’ registry, dated and signed by the transferor and the transferee or by their proxy, or in any other manner authorised by law.

19.2	Right to Sell

19.2.1	Each Shareholder shall be free to sell or to offer for sale, its Shares (or any portion thereof) to any third party of its election subject to the conditions and modalities provided for in this Clause 19.

19.2.2	Any transfer of the Shares by a Shareholder is subject to payment of all rights owed to the DRC by such transferring Shareholder in respect of such Shares. The Shareholder assignor and assignee are jointly and severally responsible of payment of all the rights owed to the DRC, until the effective date of the transfer, thereafter the assignee is solely responsible.

19.3	Free transferability.

19.3.1	Any Shareholder may, at any time, freely transfer one, several Shares or all of its Shares to another Party or to an Affiliated Company or, in the case of Border, any entity owned as to 50% or more by Randgold or AngloGold, it being understood that (i) the Shares shall be transferred back to the transferor if the transferee ceases to be an Affiliated Company and that (ii) the act or the transfer agreement shall expressly provide for such obligation to transfer back.

19.3.2	All free transfers must be notified to the Board of Directors eight (8) days before the day of the effective transfer. This notice must be accompanied with a document proving the quality of Affiliated Company of the transferee, a signed copy of the Deed of Adherence set out in Appendix 5 of this Contract as well as the engagement to transfer back in the event it would cease to be an Affiliated Company.

19.4	Pre-emption Right

19.4.1	Should OKIMO decide to sell all or any portion of its Shares (the “Sale Shares” for the purposes of the present Clause) to any person or company which is not an Affiliated Company of OKIMO from which a bona fide offer has been received, OKIMO (the “Selling Shareholder” for the purposes of the present Clause) shall notify in writing the other Parties (the “Other Parties” for the purposes of the present Clause) of its intention to sell.

19.4.2	Such notification (a “Transfer Notice” for the purposes of the present Clause) shall constitute an offer to sell the Sale Shares to the Other Parties and shall:

(a)	state the price for the Sale Shares offered by the third party from whom the Selling Shareholder has received the bona fide offer (the “Sale Price” for the purposes of the present Clause);

(b)	give details of the third party from whom the Selling Shareholder has received such offer; and

(c)	include a written certification from two senior executives of the Selling Shareholder that the offer is a bona fide offer from a third party not connected with the Seller.

19.4.3	A Transfer Notice once given shall not be capable of being withdrawn and may not, save with the written consent of the Other Parties, be varied.

19.4.4	The Selling Shareholder shall provide to the Other Parties, at the expense of the Selling Shareholder, any information and evidence reasonably requested in writing by the Other Parties for the purpose of confirming the identity of the third party and whether the offer is bona fide.

19.4.5	Within 45 calendar days of receiving the Transfer Notice (the “Acceptance Period” for the purposes of the present Clause), the Other Parties shall notify the Selling Shareholder in writing whether:

(i)	They accept the offer for the whole and not less than the whole, of the Sale Shares at the Sale Price (or at such other price as shall have been agreed between the Selling Shareholder and the Other Parties during the Acceptance Period) and on the terms of the transfer agreed with the third party as specified in the Transfer Notice; or

(ii)	they decline the offer.

19.4.6	The Other Parties accepting the offer (the “Buying Shareholders”) shall become bound to acquire the Sale Shares on giving written notice to the Selling Shareholder of their acceptance of the offer. The allocation of the Shares of the Selling Shareholder among the Buying Shareholders shall be made pro rata to their Interest in the share capital of the Joint Company.

19.4.7	If the Buying Shareholders being so bound, completion of the sale and purchase of the Sale Shares shall take place (unless the Selling Shareholder and the Buying Shareholders otherwise agree) on the date being twenty (20) calendar days after the Buying Shareholders gives the Selling Shareholder such notice at such time as the Buying Shareholders shall reasonably specify by giving not less than five (5) Business Days written notice to the Selling Shareholder. Save in the event of contrary agreement of the parties, the Transaction will take place at the registered office of the Joint Company.

19.4.8	Should the Other Parties fail to accept or decline the offer within the 45 calendar day period provided in clause 19.4.5, then they shall be deemed to have declined the offer. In this case, the Selling Shareholder will be free to sell its Shares to the bona fide third party having presented the offer, according to the terms and conditions provided for therein, given that such sale shall occur within 60 days from the date of expiry of the 45 day period here above mentioned, absent of which the process described in this Clause will have to be followed again.

19.4.9	The above described pre-emption provisions shall not apply in respect of a transfer of all or part of its Shares by a Shareholder to an Affiliated Company, a corporate merger, consolidation, amalgamation or reorganization of a Shareholder, or a pledge by a Shareholder of all or a part of its Shares made in connection with the funding of Business.

19.4.10	Notwithstanding the provisions of this Clause, the Parties agree that to the extent that the Shares held by a Shareholder have been pledged in favour of a lender to the Joint Company in the context of the financing of the Moto Gold Project (an “External Lender” for the purposes of the present Clause), said shares can be transferred to the External Lender without any preemption right in favour of the other Shareholders applying in the event of enforcement by the External Lender of its security. The Parties undertake to ensure that this principle is accurately reflected in the Revised Articles.

19.4.11	In the event that the pre-emption right referred to under this Clause 19.4 is not exercised:

(a)	the Other Parties agree to approve, during a General Meeting, the transferee mentioned in the Transfer Notice, in accordance with the applicable legal provisions;

(b)	Any such transferee will not gain any benefit under the provisions of Clauses 3.6, and 8, 12 (save that such person shall be entitled to appoint one director so long as they holds an interest of ten per cent) and 13 of this Contract which are expressed to be personal to the Okimo. However’, for the sake of clarity, if OKIMO sells all its Shares, OKIMO’s obligations under this Contract will be transferred and borne by the assignee, OKIMO being thus fully exonerated, to the exclusion however, of the obligations provided for under clauses 7.2, 7.3, 7.5, and 7.14 which will be personal to OKIMO and which will no longer be in effect upon the latter ceasing to be a Shareholder of the Joint Company.

(c)	Any such transferee shall enter into an adherence deed with all other Shareholders of the Joint Company in the form set out in Appendix 5.

19.5	Tag Right

19.5.1 For the purpose of this clause 19.5:

(a)	the expression “acquire” shall mean become the beneficial owner of Shares whether by issue, transfer, renunciation or conversion of Shares (or otherwise howsoever);

(b)	“Buyer” shall mean any one person or group of persons acting in concert and at arm’s length proposing to purchase all the Shares in the Joint Company held by Potential Vendors. However, the term Buyer excludes Border, Moto Goldmines JVCo, Randgold and AngloGold or any Affiliated Company to any one of them;

(c)	the “Specified Price” means the price per Share offered, paid or payable by the proposed Buyer (or its nominee) for the Shares (the “Specified Shares”), plus an amount equal to the relevant proportion of any other consideration (in cash or otherwise) received or receivable by the holder of the Specified Shares which, having regard to the substance of the transaction as a whole, can reasonably be regarded as an addition to the price offered, paid or payable by the proposed Buyer (or its nominee) for the Specified Shares; and

(d)	The “Potential Vendors” shall mean Border and the Joint Company and, in the event where such entities hold the Shares in the Joint Company, any Affiliated Company with Border, Randgold, AngloGold and any entity held by 50% by Randgold or AngloGold.

19.5.2	No Buyer shall be entitled or permitted to acquire the all the Shares of the Potential Vendors, and no sale or transfer of all the Shares of the Potential Vendors shall be made or registered, unless and until the proposed Buyer (or its nominee) has made a written offer to every Shareholder to purchase from each Shareholder for cash its entire holding of Shares at the Specified Price and on the same terms as those offered to the Potential Vendors (a “Buyer’s Offer”). For the avoidance of doubt, the obligation under this clause shall not apply in the event of a considered Share transfer in favour of an Affiliated Company of Border, JVCo, Randgold or of AngloGold.

19.5.3	Following receipt of a Buyer’s Offer, any Shareholder who has received such Buyer’s Offer may, within 20 Business Days give notice in writing to the Joint Company and the Buyer of its intention to accept such an offer. If during this period the concerned Shareholder gives notice of its intent to accept the Buyer’s Offer, the Shares held by it shall be transferred to the Buyer at the same time and on the same terms as the Buyer’s Offer. If, during this period, the concerned Shareholder gives notice of its intent to refuse said Buyer’s Offer or if, upon the expiry of this period, no such notice has been given, there shall be no further restriction on the ability of the Potential Vendors’ to effect a sale of their Shares.

19.5.4	A Buyer’s Offer shall be regarded as having been made on the same terms to all the Shareholders notwithstanding that some of the Shareholders and not others:

(a)	are to receive remuneration for services to be rendered by them, provided that such remuneration represents an open market consideration for the provision of such services; and/or

(b)	have agreed to provide warranties, indemnities or non-competition covenants more onerous than any contained or referred to in the Buyer’s Offer or where no such provisions are mentioned in the Buyer’s Offer.

19.6 Conditions to Transfer.

The transfer of a Shareholder’s Shares to a third party is subject, in addition to the conditions and modalities provided for in this Contract to (i) compliance with the Revised Articles and (ii) the transferee giving its written undertaking to be bound by all the terms, conditions and undertakings of this Contract, in the form provided in Schedule 5, pursuant to which the seller shall be released from its obligations under this Contract. In the event of a partial Transfer of a Shareholder’s Shares the transferring Shareholder and its transferee, and any subsequent transferees from them down the line, shall be jointly and severally liable for all obligations of such Shareholder under this Contract.

20 Deadlock provisions

20.1	In the event of a dispute or disagreement between the Parties arising from or in relation to this Contract or relating to an infringement of this Contract, the Parties involved agree, before commencing any arbitration procedure, and except in an emergency, to meet to attempt to reach an amicable settlement.

20.2	To that end, the chairmen of the Parties involved (or their delegates) will meet within 15 (fifteen) Business Days of the invitation to such a meeting sent by means of a registered letter by the most diligent Party to the other Party involved. If the dispute or disagreement is not settled in writing by all the Parties involved within thirty (30) days of the invitation, any Party may refer it to arbitration in accordance with Clause 36 of this Contract.

21	Rights to information and confidentiality

21.1	It is agreed that each of the Shareholders and each of its authorised representatives shall be allowed access at all reasonable times and on reasonable notice to the books and records of the Joint Company in order to examine them.

21.2	All books and records of the Joint Company shall be retained for a period of at least ten years from the end of the accounting period to which such records relate or, if later, the time at which liabilities of the Joint Company in respect of such accounting period have been finally determined.

21.3	Any data and information supplied by a Party (the “First Party” for the purposes of the present Clause) to the other (the “Second Party” for the purposes of the present Clause) concerning either this Contract or the First Party or the Moto Gold Project shall be treated as confidential and shall not be disclosed without the prior written agreement of the First Party (which may not unreasonably remove its consent) to any person whomsoever, except (i) to the legal and financial counsels of the Second Party, or (ii) unless such a disclosure is required by the law or by any competent regulatory authority whatsoever. Where a disclosure is required by the law or by a competent regulatory authority, a copy of the required information to be disclosed must be supplied to the Party within as reasonable a time period as possible prior to such disclosure. If disclosure is necessary in order to make an assignment to a third party effective or to obtain third party financing, the third party or financier shall be required to sign a confidentiality agreement. In connection with any potential sale, disposal, alienation or transfer of its Shares in or claims against the Joint Company, any Party shall have the right to provide confidential information about the Joint Company and its operations to any potential third party purchaser or transferee provided that such third party purchaser or transferee enters into an appropriate confidentiality agreement with the Joint Company which offers at a minimum protections as adequate as the provisions of this Clause 21.3.

21.4	No Party shall be responsible, as regards the other Party, for any interpretation, opinion, conclusion or other non-factual information that the first Party has inserted into any report or other document supplied to the third party receiving the information, either through negligence or otherwise.

21.5	The obligations of confidentiality set forth under this Clause 21 shall survive the termination of this Contract and shall continue unless and until any of the relevant confidential information enters the public domain through no fault of the relevant party or of any other person owing a duty of confidentiality to the Joint Company or a company controlled by the Joint Company.

21.6	A Shareholder which ceases to be a Shareholder shall thereupon hand over to the Joint Company or the company controlled by the Joint Company all confidential information, documents and correspondence belonging to or relating to the business of the Joint Company or a company controlled by the Joint Company and shall, if so required by the Joint Company, certify that it has not kept any records or copies thereof.

22	Reciprocal Declaration and Warranties

22.1	Each Shareholder hereby declares and warrants to the other Shareholder that:

22.2	it is an entity that has been validly incorporated according to the laws in force in the place of its incorporation and it is organized and validly exists according to such laws and has the power to perform its activities in the jurisdictions in which it performs them;

22.3	it has full power and authority to perform its activities, to enter into this Contract and any agreements or deeds referred to or contemplated in this Contract and to perform any and all obligations and duties incumbent upon it under this Contract;

22.4	it has obtained all the corporate or regulatory authorisations necessary to sign, deliver and perform this Contract and any and all agreements referred to or contemplated in this Contract. Such signature, delivery and performance: (i) neither contradict nor infringe any provision of its articles of association or other incorporating documents, decision of shareholders or directors, agreement, stipulation, agreement or commitment to which it is a party or by which it is bound, and engender no charge pursuant to those same deeds; and (ii) infringe no applicable law; and

22.5	This Contract has been validly signed and delivered by it and is, in accordance with its terms, valid, binding and enforceable upon it.

23	Force majeure and security protocol

23.1	In the event of force majeure:

23.1.1	non-performance by one of the Parties of its positive obligations provided for by this Contract shall be excused to the extent that the event of force majeure rendered the performance of the obligation impossible to be obtained;

23.1.2	all the obligations of a Party affected by such declaration of force majeure and all the obligations of a Party declaring itself to be affected by force majeure shall be suspended so long as the event of force majeure lasts and for a reasonable period after it ceases, provided that the financial insolvency of a party does not excuse it or exempt it from fulfilling its obligations pursuant to the terms hereunder;

23.1.3	the Party directly affected by such force majeure shall notify the other party as soon as possible and shall convey an estimate of the duration of such situation of force majeure as well as any useful and pertinent information;

23.1.4	the term “force majeure” as used in this Contract includes any sudden, insurmountable and unforeseeable event and any cause of any type or nature whatever, which is beyond the command or reasonable control of a party, including without limitation governmental laws, orders and regulations, or certain court decisions that prevent any mining operations. In no event can financial difficulties or the unavailability of funds be considered as a case of force majeure.

23.2	The Parties acknowledge that it may be appropriate for the Joint Company to enter into a security protocol with the competent local authority for the enforcement of the policies and procedures with respect to the Joint Company which enable the Joint Company to be compliance with a code of Voluntary Principles on Security and Human Rights.

24	Anti-corruption policies

24.1	The Joint Company shall maintain anti-corruption policies, procedures and systems (the “ACPs” for the purposes of the present Clause) that reflect its legal obligations and best practices. In this regard, OKIMO agrees to provide support to Moto Goldmines (without having to provide any financial assistance) where reasonably practicable in order for Moto Goldmines to put in place such policies and procedures with respect to the Joint Company for the purpose of ensuring the compliance with all anti-corruption laws including compliance with the relevant laws of the DRC, the United States, United Kingdom, Australia and Canada.

24.2	The Joint Company and/or Moto Goldmines shall procure that ACPs are prepared as soon as practicable for review and agreement with OKIMO. Once the ACPs are agreed, the Parties will take the necessary steps for their adoption and implementation by the Joint Company and by the Parties and the Parties shall agree to full co-operation and disclosure to ensure compliance with those provisions.

25	Assignability

25.1	This Contract shall be binding on and shall ensure for the benefit of each Party’s successors and assignees.

25.2	None of the Parties may, without the written consent of the other Parties, assign or transfer any of their respective rights or obligations under this Contract, except in conjunction with a transfer of Shares in accordance with this Contract and the Revised Articles.

26	Not a partnership

Nothing in this Contract shall create or be deemed to create a partnership or establish a relationship of principal and agent or any other fiduciary relationship between or among any of the Parties.

27	Inconsistency

27.1	In the event of an inconsistency between the provisions of this Contract and the Revised Articles, the provisions of this Contract shall apply to the full extent permitted by the law. Each Shareholder agrees to vote or arrange for his Shares to vote for any changes to the Revised Articles that may be necessary to eliminate the inconsistency in favour of the provisions of this Contract.

27.2	This Contract is drawn up in the French language. If this Contract is translated into any language other than French, the French language version shall prevail in case of conflict.

28	Invalidity

The illegality or invalidity of any provision of this Contract or any declaration made by one of the Parties shall not affect the validity or obligatory character of the other provisions of this Contract or of the declarations contained therein.

29	Notices

29.1	All notifications and communications relating to this Contract must be made by request letter with an acknowledgement of receipt to the following addresses:

29.1.1	for OKIMO:

Office des Mines D’or de Kilo-Moto

15, avenue des Sénégalais

Kinshasa/Gombe

B.P. 8498

Kinshasa 1

DRC

e-mail: kilomoto_okimo@yahoo.fr

For the attention of the Chief Executive Officer

29.1.2	For Moto Goldmines:

Moto Goldmines Limited

La Motte Chambers

La Motte Street

St Helier

Jersey

JE1 1BJ

Channel Islands

Fax number: +44 1534 735 444

Email: dhaddon@randgoldresources.com

For the attention of David Haddon

29.1.3	For Border

La Motte Chambers

La Motte Street

St Helier

Jersey

JE1 1BJ

Channel Islands

Fax number: +44 1534 735 444

Email: dhaddon@randgoldresources.com

For the attention of David Haddon

29.1.4	For KIBALI (Jersey) Limited

La Motte Chambers

La Motte Street

St Helier

Jersey

JE1 1BJ

Channel Islands

Fax number: +44 1534 735 444

Email: dhaddon@randgoldresources.com

For the attention of David Haddon

AND

C/O AngloGold Ashanti Holdings PLC

1st Floor, Atlantic House

4-8 Circular Road

Douglas

Isle of Man, IM1 1AG

Fax number: +44 (0) 1624 613 874

Email: companysecretary@anglogoldashanti.com

For the attention of Emma Calister

29.1.5	For the Joint Company of KIBALI Goldmines SPRL:

KIBALI Goldmines S.P.R.L.

124, boulevard du 30 juin

Kinshasa/Gombe

DRC

e-mail: lwatum@motogoldmines.com

For the attention of the Managing Director

30	Duration

Unless terminated in accordance with Clause 31 hereunder, this Contract is entered into for a determined term equal to the validity of the Exploitation Permits, including any renewal or extension.

31	Termination

31.1	The Parties may at any time terminate this Contract by agreement in writing signed by all the Parties.

31.2	If the Joint Company is in default of payment of any sums due to OKIMO pursuant to Clause 8 of this Contract OKIMO may send a formal notice to the defaulting Party. In the case where the defaulting Party has not remedied to its default within thirty (30) days of the reception of said formal notice, OKIMO may terminate this Contract on five (5) days written notice.

31.3	In the case of the termination of this Contract pursuant to one or other of the possibilities envisaged under this Cause 31 the terms of the dissolution or liquidation of the Joint Company shall be in accordance with the law.

32	Amendment

Any modification or change of this Contract can only be acknowledged in an amendment or another document signed by all Parties.

33	Further assurance

Each Party commits at the request of any other Party, to agree, sign, acknowledge and deliver any further deeds, documents and commitments as may prove to be reasonably necessary for a better performance of all the provisions of this Contract.

34	Costs

Except as otherwise agreed upon by the Parties, each of the Parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Contract and all ancillary documents.

35	Governing law

The validity, interpretation and performance of this Contract are governed by the laws in force in the DRC.

36	Arbitration

36.1	The Parties agree herein to submit to the International Court of Arbitration of the International Chamber of Commerce any disputes or divergence relating to this Contract or in connection either direct or indirect to the latter, in view of their settlement through arbitration, in accordance with the Rules of the International Chamber of Commerce.

36.2	The dispute will be settled by an arbitral Tribunal composed of three arbitrators, who shall be appointed in accordance with the Rules of the International Chamber of Commerce.

36.3	The seat of the arbitral Tribunal will be Paris, France.

36.4	In settling the issues submitted by the Parties, the arbitral tribunal shall apply the applicable law designated by this Contract and, in case of silence of said law, the international law general principles.

36.5	The language of the arbitration proceedings shall be French. The award shall be drafted in French. The documents and memorials exchanged by the Parties shall be drafted in French. The evidence shall be communicated in their language of origin, with a French translation.

36.6	Following the example of the DRC with regard to Article 320 of the Mining Code, OKIMO expressly and irrevocably waives, in case of arbitration, the right to claim for the immunity protection, in particular, the immunity from jurisdiction, the immunity from execution, and the diplomatic immunity.

36.7	This Contract has been executed and delivered on the date stated at the beginning of this Contract.

Done in Kinshasa, 31 October 2009,

Signed by                                                   &

For and on behalf of

L’OFFICE DES MINES D’OR DE KILO-MOTO

Signed by

For and on behalf of

MOTO GOLDMINES LIMITED

Signed by

For and on behalf of

BORDER ENERGY PTY LIMITED

Signed by                                                       &

For and on behalf of

KIBALI (JERSEY) LIMITED

Signed by

For and on behalf of-

KIBALI GOLDMINES SPRL-

Appendix 1

Decisions submitted to the blocking minority

1	Any amendment to the Revised Articles or the adoption of new articles of association of the Joint Company.

2	Any increase or decrease in the authorised share capital of the Joint Company.

3	The creation, allotment or issue of any shares or the grant or agreement to grant any option or interest (in the form of obligations convertible) over any Shares or any uncalled capital of the Joint Company.

4	The consolidation, sub-division, conversion or cancellation of any share capital of the Joint Company.

5	The relocation of the Joint Company’s place of incorporation to a jurisdiction other than the DRC.

6	Entering into any contract or agreement with any Affiliate of Border otherwise than on arm’s length terms, excluding the Technical Services Agreement and any transfer of Shares to an Affiliate of Border.

7	Any steps to be undertaken by the Joint Company in the framework of a business or a project that is not directly related to the Business.

8	Any change in the description of the social projects to be performed in relation with the economic and social development of local communities.

Appendix 2

Exploitation Permits

Part A

The following is the list of the Exploitation Permits :

— Exploitation Permit n°11447 (Ministerial Decree)

n°0325/CAB.MIN/MINES/01/2009 of 27 May 2009,

— Exploitation Permit n°11467 (Ministerial Decree)

n°0326/CAB.MIN/MINES/01/2009 of 25 May 2009,

— Exploitation Permit n°11468 (Ministerial Decree)

n°0327/CAB.MIN/MINES/01/2009 of 25 May 2009,

— Exploitation Permit n°11469 (Ministerial Decree)

n°0328/CAB.MIN/MINES/01/2009 of 25 May 2009,

— Exploitation Permit n°11470 (Ministerial Decree)

n°0329/CAB.MIN/MINES/01/2009 of 25 May 2009,

— Exploitation Permit n°11471 (Ministerial Decree)

n°0330/CAB.MIN/MINES/01/2009 of 25 May 2009, and

— Exploitation Permit n°11472 (Ministerial Decree)

n°0331/CAB.MIN/MINES/01/2009 of 25 May 2009.

— Exploitation Permit n°5052 (Ministerial Decree)

n°2870/CAB.MIN/MINES/01/2007 of 12 May 2007,

— Exploitation Permit n°5073 (Ministerial Decree)

n°2877/CAB.MIN/MINES/01/2007 of 12 May 2007,

— Exploitation Permit n°5088 (Ministerial Decree)

n°0312/CAB.MIN/MINES/01/2008 of 4 June 2008,

Coordinates of Consolidated Perimeter - portion of Permit 11467 (formerly 5047) (293 Carrés)
Point	East	North
A	29º 28’ 00”	3º 00’ 00”
B	29º 28’ 00”	3º 10’ 00”
C	29º 35’ 00”	3º 10’ 00”
D	29º 35’ 00”	3º 06’ 30”
E	29º 35’ 30”	3º 06’ 30”
F	29º 35’ 30”	3º 00’ 00”

Coordinates of Consolidated Perimeter - portion of Permit 11447 (formerly 5048) (267 Carrés)
Point	East	North
A	29º 35’ 30”	3º 00’ 00”
B	29º 35’ 30”	3º 06’ 30”
C	29º 35’ 00”	3º 06’ 30”
D	29º 35’ 00”	3º 10’ 00”
E	29º 40’ 00”	3º 10’ 00”
F	29º 40’ 00”	3º 15’ 30”
G	29º 44’ 00”	3º 15’ 30”
H	29º 44’ 00”	3º 15’ 00”
I	29º 46’ 00”	3º 15’ 00”
J	29º 46’ 00”	3º 14’ 30”
K	29º 45’ 30”	3º 14’ 30”
L	29º 45’ 30”	3º 14’ 00”
M	29º 44’ 00”	3º 14’ 00”
N	29º 44’ 00”	3º 10’ 30”
O	29º 44’ 30”	3º 10’ 30”
P	29º 44’ 30”	3º 10’ 00”
Q	29º 45’ 00”	3º 10’ 00”
R	29º 45’ 00”	3º 09’ 30”
S	29º 46’ 00”	3º 09’ 30”
T	29º 46’ 00”	3º 08’ 00”
U	29º 47’ 00”	3º 08’ 00”
V	29º 47’ 00”	3º 04’ 00”
W	29º 46’ 00”	3º 04’ 00”
X	29º 46’ 00”	3º 07’ 30”
Y	29º 37’ 00”	3º 07’ 30”
Z	29º 37’ 00”	3º 00’ 00”

Coordinates of Consolidated Perimeter - portion of Permit 11471 (formerly 5051) (133 Carrés)
Point	East	North
A	29º 28’ 00”	3º 10’ 00”
B	29º 28’ 00”	3º 19’ 30”
C	29º 31’ 30”	3º 19’ 30”
D	29º 31’ 30”	3º 10’ 00”

Coordinates of Consolidated Perimeter - portion of Permit 5052 (356 Carrés)
Point	East	North
A	29º 31’ 30”	3º 10’ 00”
B	29º 31’ 30”	3º 19’ 30”
C	29º 32’ 00”	3º 19’ 30”
D	29º 32’ 00”	3º 18’ 30”
E	29º 32’ 30”	3º 18’ 30”
F	29º 32’ 30”	3º 17’ 30”
G	29º 33’ 00”	3º 17’ 30”
H	29º 33’ 00”	3º 16’ 00”
I	29º 36’ 00”	3º 16’ 00”
J	29º 36’ 00”	3º 16’ 30”
K	29º 36’ 30”	3º 16’ 30”
L	29º 36’ 30”	3º 17’ 00”
M	29º 37’ 30”	3º 17’ 00”
N	29º 37’ 30”	3º 16’ 30”
O	29º 38’ 30”	3º 16’ 30”
P	29º 38’ 30”	3º 17’ 00”
Q	29º 39’ 00”	3º 17’ 00”
R	29º 39’ 00”	3º 18’ 00”
S	29º 40’ 00”	3º 18’ 00”
T	29º 40’ 00”	3º 19’ 30”
U	29º 42’ 30”	3º 19’ 30”
V	29º 42’ 30”	3º 18’ 30”
W	29º 44’ 30”	3º 18’ 30”
X	29º 44’ 30”	3º 19’ 00”
Y	29º 45’ 30”	3º 19’ 00”
Z	29º 45’ 30”	3º 19’ 30”
A’	29º 47’ 00”	3º 19’ 30”
B’	29º 47’ 00”	3º 19’ 00”
C’	29º 48’ 30”	3º 19’ 00”
D’	29º 48’ 30”	3º 18’ 00”
E’	29º 48’ 00”	3º 18’ 00”
F’	29º 48’ 00”	3º 17’ 00”
G’	29º 47’ 30”	3º 17’ 00”
H’	29º 47’ 30”	3º 16’ 00”
I’	29º 47’ 00”	3º 16’ 00”
J’	29º 47’ 00”	3º 15’ 00”
K’	29º 44’ 00”	3º 15’ 00”
L’	29º 44’ 00”	3º 15’ 30”
M’	29º 40’ 00”	3º 15’ 30”
N’	29º 40’ 00”	3º 10’ 00”

Coordinates of Consolidated Perimeter - portion of Permit 11468 (formerly 5057) (54 Carrés)

Point	East	North
A	29º 28’ 00”	2º 55’ 30”
B	29º 28’ 00”	3º 00’ 00”
C	29º 31’ 00”	3º 00’ 00”
D	29º 31’ 00”	2º 55’ 30”

Coordinates of Consolidated Perimeter -portion of Permit 11469 (formerly 5058) (108 Carrés)

Point	East	North
A	29° 31’	2º 55’ 30”
B	29° 31’	3°
C	29° 37’	3º
D	29° 37’	2º 55’ 30”

Coordinates of Consolidated Perimeter -portion of Permit 5073 (470 Carrés)

Point	East	North
A	29º 49’ 30”	3º 01’ 00”
B	29º 49’ 30”	3º 01’ 30”
C	29º 48’ 00”	3º 01’ 30”
D	29º 48’ 00”	3º 02’ 00”
E	29º 47’ 30”	3º 02’ 00”
F	29º 47’ 30”	3º 02’ 30”
G	29º 46’ 30”	3º 02’ 30”
H	29º 46’ 30”	3º 04’ 00”
I	29º 47’ 00”	3º 04’ 00”
J	29º 47’ 00”	3º 08’ 00”
K	29º 46’ 00”	3º 08’ 00”
L	29º 46’ 00”	3º 09’ 30”
M	29º 45’ 00”	3º 09’ 30”
N	29º 45’ 00”	3º 10’ 00”
O	29º 44’ 30”	3º 10’ 00”
P	29º 44’ 30”	3º 10’ 30”
Q	29º 44’ 00”	3º 10’ 30”
R	29º 44’ 00”	3º 14’ 00”
S	29º 45’ 30”	3º 14’ 00”
T	29º 45’ 30”	3º 14’ 30”

U	29º 46’ 00”	3º 14’ 30”
V	29º 46’ 00”	3º 15’ 00”
W	29º 47’ 00”	3º 15’ 00”
X	29º 47’ 00”	3º 16’ 00”
Y	29º 47’ 30”	3º 16’ 00”
Z	29º 47’ 30”	3º 17’ 00”
A’	29º 48’ 00”	3º 17’ 00”
B’	29º 48’ 00”	3º 18’ 00”
C’	29º 48’ 30”	3º 18’ 00”
D’	29º 48’ 30”	3º 19’ 00”
E’	29º 49’ 30”	3º 19’ 00”
F’	29º 49’ 30”	3º 18’ 30”
G’	29º 50’ 30”	3º 18’ 30”
H’	29º 50’ 30”	3º 18’ 00”
I’	29º 51’ 00”	3º 18’ 00”
J’	29º 51’ 00”	3º 17’ 30”
K’	29º 52’ 00”	3º 17’ 30”
L’	29º 52’ 00”	3º 17’ 00”
M’	29º 53’ 30”	3º 17’ 00”
N’	29º 53’ 30”	3º 16’ 00”
O’	29º 55’ 00”	3º 16’ 00”
P’	29º 55’ 00”	3º 13’ 30”
Q’	29º 56’ 30”	3º 13’ 30”
R’	29º 56’ 30”	3º 12’ 30”
S’	29º 57’ 00”	3º 12’ 30”
T’	29º 57’ 00”	3º 10’ 00”
U’	29º 51’ 00”	3º 10’ 00”
V’	29º 51’ 00”	3º 04’ 30”
W’	29º 51’ 30”	3º 04’ 30”
X’	29º 51’ 30”	3º 01’ 00”

Coordinates of Consolidated Perimeter - portion of Permit 11472 (formerly 5085) (100 Carrés)

Point	East	North
A	29º 58’ 30”	2º 55’
B	29º 58’ 30”	2º 55’ 30”
C	29º 57’ 30”	2º 55’ 30”
D	29º 57’ 30”	2º 56’
E	29º 57’	2º 56’
F	29º 57’	2º 57’
G	29º 56’ 30”	2º 57’
H	29º 56’ 30”	2º 58’
I	29º 56’	2º 58’
J	29º 56’	2º 58’ 30”
K	29º 54’	2º 58’ 30”
L	29º 54’	2º 59’
M	29º 53’ 30”	2º 59’
N	29º 53’ 30”	3º 00’
O	30º 01’	3º 00’
P	30º 01’ 2º	55’

Coordinates of Consolidated Perimeter - portion of Permit 11470 (formerly 5086) (36 Carrés)

Point	East	North
A	30º 00’	3º 00’
B	30º 00’	3º 09’
C	30º 01’	3º 09’
D	30º 01’	3º 00’

Coordinates of Consolidated Perimeter - portion of Permit 5088 (344 Carrés)

Point	East	North
A	29º 51’	3º 00’ 30”
B	29º 51’	3º01’
C	29º 51’ 30”	3º01’
D	29º 51’ 30”	3º 04’ 30”
E	29º 51’	3º 04’ 30”
F	29º 51’	3º10’
G	29º 57’ 30”	3º10’
H	29º 57’ 30”	3º 09’ 30”
I	29º 59’ 30”	3º 09’ 30”
J	29º 59’ 30”	3º10’
K	30º 00’	3º10’
L	30º 00’	3º00’
M	29º 53’ 30”	3º00’
N	29º 53’ 30”	3º 00’ 30”

Appendix 2

Exploitation Permits

Part B

The certificates for EP 11470 and EP 11472 correctly indicate an expiry date on June 3, 2015, whereas the expiry date on the corresponding decrees reads May 11, 2014. These are to be changed to June 3, 2015 and then application made for renewal.

Certain Exploitation Permits only mention gold. The permits and decrees should be amended to refer to gold and associated substances.

Appendix 3

Original Contract of Association

Appendix 4

Technical Services Agreement

Appendix 5

Form of Adherence Deed

THIS DEED OF ADHERENCE is made on                                                       200• and is SUPPLEMENTAL to a Contract of Association dated                                                       2009 and made between OKIMO, Border, Moto Goldmines and the Joint Company, as amended from time to time (the Contract).

WHEREAS:

(A)	By a transfer dated 20 , [insert name of transferor] (the Old Shareholder [or replace by Stockholder]) transferred to [insert name of transferee] (the New Shareholder [or replace by Stockholder]) • Shares [or replace by stocks] in the Joint Company [or insert the new name after the change of name]

(B)	This Deed is entered into in compliance with the terms of Clause 19 of the Contract.

NOW THIS DEED WITNESSES AS FOLLOWS:

1	The New Shareholder hereby confirms that it has been supplied with a copy of the Contract and covenants to observe, perform and be bound by all the terms of the Contract applicable to the Old Shareholder, but for the obligations of the Contract that were put to an end on the date hereof in a way so that on the date of this Deed the New Shareholder shall be deemed to be a party to the Contract and to become a Shareholder.

2	This Deed is made for the benefit of the original parties to the Contract and any other person or persons who after the date of the Contract (and whether or not prior to or after the date of this Deed) adhere to the Contract.

3	In the event that the Old Shareholder is OKIMO, the New Shareholder shall not gain any benefit under the provisions of Clauses 3.6, 8, 12 (save that such person shall be entitled to appoint one director so long as they hold an interest of 10%) and 13 of the Contract which are expressed to be personal to the Old Shareholder. On the other hand, the New Shareholder shall not be held to perform the obligations provided for under Articles 7.2, 7.3, 7.5, and 7.14, which will no longer be in force as at the effective date of the Transfer [For use in case of transfer by OKIMO only

4	Save where the context otherwise requires, words and expressions defined in the Contract have the same meanings when used herein.

5	This Deed shall be governed by and construed in accordance with the laws of the DRC, and the provisions of Clause 33 (Further Assurance) and 34 (Costs) of the Contract shall apply mutatis mutandis as if set out herein.

58

6	For the purposes of Clause 29 (Notices) of the Contract, the name and address of the New Shareholder are as set out in this Deed.

This Deed of Adherence has been executed, as a deed and it has been delivered on the date stated at the beginning of this Deed of Adherence.